PE
12-31-01

TRICORD

SYSTEMS INC/DE

2001 Annual Report

Contents

Letter to Shareowners

The year 2001 was a disappointing year as our results clearly did not meet any of our expectations on multiple fronts, including expectations for our initial product and our efforts to market and sell it. We find these results and the decrease in shareholder value during the year unacceptable, and we are actively taking steps to address this situation.

During 2001, we focused on delivering our initial product and building our business infrastructure. Our initial server appliance, Lunar Flare NAS – a general file serving device for Windows users - was released in the second quarter of 2001 into the general Network Attached Storage (NAS) market. In connection with this, we built our infrastructure and focused our marketing and sales resources to sell broadly across the general NAS space. We also signed and attempted to ramp a number of channel partners to sell horizontally in the NAS market space. As our selling efforts demonstrated that we would be unable to sell to the general NAS market successfully without certain additional product features, we refocused our efforts on targeted customers that valued the clustering benefits of our software. As a result, we analyzed the market, talked to customers and hired an industry consulting firm. These actions culminated in our focused efforts to target the three vertical markets of virtual workplace, imaging and security, as well as certain portions of the general file serving market.

Since that time we have further refined our strategy to specifically target the additional features needed to penetrate these markets, we have refocused our technology team to deliver on the core features needed, and we have adopted a strategy of licensing technology to save us time in getting to these markets. We have also reduced our number of employees by 50% and made changes to our executive team. The bottom line is that we have fundamentally changed the way we are running our business, and we believe that these efforts will help us turn around the Company in the coming quarters.

I continue to believe that our unique storage clustering technology holds a significant amount of value and that our team can unlock this value. To create shareholder value in FY 2002, we are focusing on delivering the additional features required to compete more effectively in the markets we are targeting and on a broader basis within the NAS space. In addition, we are focusing our sales and marketing efforts on these targeted markets. To compete widely in these markets, we need to deliver NFS support (which is support for UNIX clients), NTFS (which is file and folder permissions for Microsoft NT), enhanced backup options, replication, and active directory support. We expect to continue our targeted development efforts on these features, and each feature will be released when development and the appropriate level of testing is completed. It is important that we deliver these additional features in order to expand our base of potential customers and provide the platform needed to ramp revenues in 2002.

From a sales and marketing perspective, we have restructured the team, reformulated our pricing strategy, focused on markets that are large and yet need our strengths, and provided the support needed by our team to drive forward aggressively. We have already received several leads from our efforts in attacking the virtual workplace market. In addition, we have focused our efforts on other verticals while building our reseller channel with some initial success. Although there are still significant risks and hurdles to overcome including maintaining our Nasdaq listing, I believe that our team, technology, positioning and markets provide us with an opportunity to begin our growth and increase shareholder value.

In summary, I understand that 2001 has been a tough year for Tricord and its shareholders and appreciate the support that many of you have provided the company during this time. I also believe that in 2002, as part of our plan to increase shareholder value, we will be able to generate increased traction in the marketplace and begin to show demonstrable value for our technology.

Finally, I want you to know that, even though we have not had the chance to reply to all of your emails, we do appreciate the leads, ideas and communication from all of our shareholders and encourage you to continue to communicate with us. I also encourage you to monitor our progress by visiting our web site www.tricord.com.

Sincerely yours,

Keith T. Thorndyke
President and Chief Executive Officer

The information contained in this Annual Report, including in the foregoing letter, includes forward-looking statements. When used in this report, the words "anticipates," "believes," "expects," "intends," "forecasts," "plans," "future," "strategy," or words of similar import are intended to identify forward-looking statements. Other statements of our plans and objectives may also be considered to be forward-looking statements. Such statements are subject to certain risks and uncertainties, which could cause actual results to differ materially from those expressed in the forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. We undertake no obligation to publish revised forward-looking statements to reflect the occurrence of unanticipated events or circumstances after the date hereof or to reflect the occurrence of the unanticipated events. Readers are urged to carefully review and consider the various disclosures made by us to advise interested parties of certain results and information, including the disclosures made under the caption "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Factors That May Affect Future Results" in this Annual Report ("the Annual Report"), which are incorporated into this report by reference, as well as the Company's other filings with the Securities and Exchange Commission.

Historical Financial Summary

Summary of Operations: (In thousands, except per share data)	For the years ended December 31, 2001	2000	1999	1998	1997
Revenue	$ 270	$ -	$ -	$ -	$ -
Cost of sales and service	1,078	-	-	-	-
Gross margin	(808)	-	-	-	-
Research and development	10,758	7,386	3,442	2,473	2,351
Sales and marketing	8,843	4,206	2,645	905	1,058
General and administrative	3,251	3,109	1,890	856	1,099
Restructuring	972	-	-	-	-
Interest and other income, net	(986)	(975)	(270)	(380)	(12)
Loss from continuing operations	(23,646)	(13,726)	(7,707)	(3,854)	(4,496)
Income (loss) from discontinued operations	-	146	70	1,743	(6,435)
Net loss	(23,646)	$ (13,580)	$ (7,637)	$ (2,111)	$ (10,931)
Beneficial conversion charge, Series E Preferred Stock	(1,739)	-	-	-	-
Premium on Series E Preferred Stock	(990)	-	-	-	-
Net loss applicable to common shares	$ (26,375)	$ (13,580)	$ (7,637)	$ (2,111)	$ (10,931)
Loss per share from continuing operations - basic and diluted	$ (1.08)	$ (0.60)	$ (0.39)	$ (0.26)	$ (0.33)
Income (loss) per share from discontinued operations - basic and diluted	$ -	$ 0.01	$ -	$ 0.12	$ (0.48)
Net loss per common share - basic and diluted	$ (1.08)	$ (0.59)	$ (0.39)	$ (0.14)	$ (0.81)
Financial Position (in thousands):					
Cash and cash equivalents	$ 17,357	$ 16,825	$ 3,082	$ 6,215	$ 3,713
Working capital	$ 15,752	$ 14,310	$ 2,625	$ 5,599	$ 2,977
Total assets	$ 20,446	$ 20,133	$ 3,432	$ 7,353	$ 6,755
Long-term obligations	$ 64	$ 112	$ -	$ -	$ -
Convertible, redeemable Series E Preferred Stock	$ 11,781	$ -	$ -	$ -	$ -
Stockholders' equity	$ 6,281	$ 17,312	$ 2,902	$ 5,842	$ 3,667
Common shares outstanding	24,697	24,278	20,169	18,961	13,460
General Data and Ratios:					
Current ratio	7.8	6.3	6.0	4.7	2.0
Book value per share	$ 0.25	$ 0.71	$ 0.14	$ 0.31	$ 0.27

Management's Discussion and Analysis of Results of Operations and Financial Condition

The following discussion of our financial condition and results of operations should be read together with the financial statements and the related notes. This discussion contains forward-looking statements that involve risks and uncertainties. Such forward-looking statements consist of statements that are not purely historical, including, without limitation, statements regarding our expectations, beliefs, intentions or strategies regarding the future. The actual results that Tricord achieves may differ materially from those anticipated by any forward-looking statements due to risks and uncertainties such as those described below under "Factors That May Affect Future Results."

Overview

Tricord Systems, Inc. designs, develops and markets clustered server appliances and software for content-intensive applications. The core of our technology is our patented Illumina™ software that aggregates multiple appliances into a single cluster, managed as a single resource. Easy to deploy, manage and grow, our products are designed to allow users to add capacity to a cluster with minimal administration costs. Our appliances are designed to be virtually plug-and-play, and to offer seamless growth and continuous access to content with no downtime.

In the quarter ended June 30, 2001, we commenced initial commercial shipments of our first server appliance, Lunar Flare™ NAS, a general file serving storage device for Windows® users designed to offer seamless growth and ease of management for the network-attached storage (NAS) market segment. In the quarter ended December 31, 2001, we introduced a larger-capacity model of Lunar Flare NAS, as well as the Lunar Flare Application Appliance platform and a new release of Illumina software for Lunar Flare NAS and the Lunar Flare Application Appliance platform. During the year ended December 31, 2001, we generated revenues of $270,000 from the sale and service of our server appliance products. As our selling efforts demonstrated that we would be unable to sell widely to the general NAS market without certain additional product features, we refocused our efforts on the three vertical markets of virtual workplace, imaging and security, as well as certain portions of the general file serving market, and on delivering the additional features needed to compete more effectively in these markets.

During 2000, we did not generate any revenues as we continued developing our Illumina aggregation software and began developing and testing our initial Lunar Flare NAS server appliance.

Before focusing our efforts exclusively on the development of Illumina, we had historically engaged in the business of designing, manufacturing, marketing and supporting high-performance enterprise servers for use in mission critical applications principally running on Microsoft's Windows® NT® and Novell® NetWare®.

In August 1999, we sold all assets related to our enterprise server line of business (sometimes referred to as the "legacy business"), except for existing trade accounts receivable, in exchange for the assumption of all liabilities of the legacy business. We have reported results of operations of the legacy business as discontinued operations for all periods presented. Except where otherwise indicated, the discussion of our financial results relates to continuing operations.

Critical Accounting Policies and Estimates

Our discussion and analysis of financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an on-going basis, we evaluate our estimates, including those related to bad debts, excess or obsolete inventories and our product warranty obligations. We base our estimates on historical experience, product testing data and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

We believe the following critical accounting policies affect significant judgments and estimates used in the preparation of our consolidated financial statements:

Revenue Recognition
We recognize revenues in accordance with the provisions of the American institute of Certified Public Accountants Statement of Position ("SOP") 97-2, "Software Revenue Recognition", as amended by SOP 98-4 and SOP 98-9, as well as Technical Practice Aids issued from time to time by the American Institute of Certified Public Accountants, and in accordance with the Securities and Exchange Commission Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements." We license our products under non-cancelable license agreements and we provide related professional services, which includes general customer service support.

We recognize revenues from end-users and resellers when a non-cancelable purchase order has been signed, the product has been shipped and accepted (and, if our customer is a reseller, the reseller has delivered the product to its customer), the fees are fixed or determinable and collection of the related receivable is considered probable. We sell our products to some of our customers under our "try-before-you-buy" program which allows them to return the product if they are not satisfied with it after an agreed-upon trial period. We recognize revenues from sales to these customers only after we receive notice of the customer's acceptance of our product.

Our customers purchase our product along with a service subscription. We allocate the total fee for these sales using the residual method. Under the residual method the fair value of the service subscription, as determined based upon the renewal rate for the service subscription, is deferred and the remaining arrangement fee is recognized in the manner described above.

We recognize revenues from service subscriptions, which entitle customers to software updates and technical services, over the terms of the related contract which is typically 12 months.

Allowance for doubtful accounts.
We maintain allowances for doubtful accounts for estimated losses resulting from the inability of our customers to make required payments. If the financial condition of our customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required.

Provisions for excess and obsolete inventories
We initially record our inventories based upon the cost to acquire and produce them. However, we give consideration to factors such as changes in product design and changes in levels of customer demand in evaluating whether the cost of our inventories exceeds the net realizable value we expect to receive from the sale or other disposition of our the inventories. Whenever we estimate the net realizable value of our inventories to be less than their cost, we record a reduction in the carrying value of these inventories. If future market factors indicate that the realizable value of our inventories is less than their recorded value, additional reductions in the carrying value of inventories may be required.

Results of Operations and Financial Condition

Revenues
Revenues consist of sales of our server appliance products and related service contract revenue.

Revenues were $270,000 in 2001. We generated no revenues during 2000 or 1999.

Cost of sales and service
Cost of sales and service consists primarily of the cost of products sold and costs of our customer care functions, as well as costs associated with the write-down of inventory carrying values to their net realizable values.

Cost of sales and service were $1.1 million in 2001, including $0.4 million of charges related to inventory write-downs recorded in the fourth quarter primarily for excess and obsolete inventory resulting from decisions made in the fourth quarter regarding changes in production plans and disposition of older inventory items.

Gross margin
Gross margin was negative $0.8 million in 2001 due to insufficient revenues to absorb the fixed components of cost of sales and service and charges of $0.4 million related to inventory write-downs as described above.

Research and Development
Research and development expenses consist primarily of salaries and related expenses for personnel engaged in research and development, fees paid to consultants and outside service providers, depreciation and other expenses related to the design, development, testing and enhancement of our products. Through 2001, all research and development costs have been expensed as incurred. Our software development costs are accounted for in accordance with SFAS No. 86 "Accounting for Costs of Computer Software to be Sold, Leased or Otherwise Marketed". All of our software development costs have been expensed because the amounts eligible for capitalization are immaterial due to the short period between the time we establish technological feasibility of our products and their release to the market.

Research and development expenses increased to $10.8 million in 2001 from $7.4 million in 2000 and $3.4 million in 1999. The increase from 2000 to 2001 was due primarily to ongoing development efforts related to our Illumina™ aggregation software and continued development and testing of our Lunar Flare™ server appliances, including increased compensation and related costs associated with an increase in the number of engineering staff, particularly prior to the effects of our restructurings discussed below. The increase from 1999 to 2000 was due primarily to continuing development of our Illumina™ aggregation software and development and testing of our initial Lunar Flare™ NAS server appliance, including increased compensation and related costs associated with an increase in the number of engineering staff.

We believe that a significant level of investment in product research and development is required to add the additional product features needed for our products to gain broader market acceptance. Accordingly, we expect to continue to devote a substantial portion of our available resources to product research and development.

Sales and Marketing
Selling and marketing expenses consist primarily of salaries, incentives and related expenses for personnel engaged in sales, marketing and business development functions, as well as costs associated with advertising, trade shows, public relations and marketing materials.

Sales and marketing expenses increased to $8.8 million in 2001 from $4.2 million in 2000 and $2.6 million in 1999. The increase from 2000 to 2001 was primarily due to an increase in personnel costs due to headcount additions and increased expenditures related to our efforts to market and sell our Lunar Flare NAS server appliance in 2001 as well as $.6 million of other charges discussed below. The increase from 1999 to 2000 was primarily due to a significant increase in personnel costs due to headcount additions related to the ramp-up of sales and marketing in preparation for the introduction of our initial Lunar Flare NAS server appliance in 2001. The increase in 2000 is also attributable to increased promotional costs as a result of our Lunar Flare market awareness campaign and increased trade show costs.

General and Administrative
General and administrative expenses consist primarily of salaries and other related costs for executive and general administration, as well as legal and other professional fees.

General and administrative expenses increased to $3.3 million in 2001 from $3.1 million in 2000 and $1.9 million in 1999. The increase from 2000 to 2001 was primarily due to $0.3 million of other charges discussed below. The increase from 1999 to 2000 was primarily due to increased personnel costs due to headcount additions, an increase in non-cash stock compensation expense and costs associated with expanding our general and administrative infrastructure.

Restructuring and Other Charges
In 2001, we recorded restructuring charges of $1.0 million related to workforce reductions of approximately 60 employees. The restructuring charges consist of severance-related costs including cash payments of $0.7 million and non-cash charges of $0.3 million related to common stock issued to affected employees. These severance-related costs were accrued in 2001, and we made all but approximately $0.2 million of severance-related payments and stock distributions related to these restructurings during 2001. We expect the remaining amounts to be paid in early 2002. These workforce reduction actions reduced our monthly operating expenses by approximately $0.5 million.

In addition, the Company recorded other charges of approximately $0.1 million in research and development expenses, $0.6 million in sales and marketing expenses and $0.3 million in general and administrative expenses relating primarily to accelerated depreciation associated with changes in the estimated useful lives of certain computer software applications the Company discontinued use of in the third and fourth quarters of 2001.

Stock Compensation
Included in operating expenses are charges for non-cash, stock-based compensation expense as shown in the following table. Stock-based compensation decreased to $0.6 million in 2001 from $2.1 million in 2000 and $2.0 million in 1999. The decrease from 2000 to 2001 was primarily due to a decline in the market value of the Company's common stock, which resulted in a lower charge for stock compensation related to options granted to non-employee contractors. Stock-based compensation expense results from options granted to non-employee contractors, options granted to employees in 1998 subject to shareholder approval and restricted stock awards. These amounts do not affect our net stockholders' equity. These non-cash items increased our expenses, loss from continuing operations and net loss per share as follows:

Non-Cash Stock Compensation Expense

(In millions, except per share amounts)	2001	2000	1999
Research and development	$ 0.4	$ 1.0	$ 0.8
Sales and marketing	0.1	0.2	0.6
General and administrative	0.1	0.9	0.6
	$ 0.6	$ 2.1	$ 2.0
Impact per basic and diluted share	$ 0.02	$ 0.09	$ 0.10

Other Income, Net
Other income, net, which is primarily interest income, was $1.0 million in 2001 and 2000 and $0.3 million in 1999. The increase from 1999 to 2000 was due primarily to an increase in interest income in 2000, as a result of the investment of the net proceeds from our private equity placement in April 2000.

Discontinued Operations
In August 1999, we sold all remaining assets related to our legacy business. The sale of the legacy business resulted in an initial loss of $207,000 in 1999. Pursuant to the terms of the sale

agreement, we were entitled to receive up to $200,000 of cash payments contingent upon the level of sales of Tricord server-related products and services from the date of sale through December 31, 2000. In 1999 the Company received contingent payments of approximately $49,000, which reduced the net loss from the sale of the legacy business to $158,000 for the year ended December 31, 1999. For the year ended December 31, 2000, the Company recorded a gain of $146,000 on disposal of the legacy server business consisting of $121,000 received in contingent payments and reversal of a previously recorded accrual of $25,000 for legacy business year 2000 issues.

Income Taxes

We had domestic net operating loss carryforwards for federal income tax purposes of approximately $118 million as of December 31, 2001. These loss carryforwards expire if not utilized at various dates between 2002 and 2021. Due to uncertainty as to our ability to realize the value of these loss carryforwards, we have established a full valuation allowance to offset the benefits associated with the net operating loss and tax credit carryforwards at December 31, 2001 and 2000. We did not incur income tax liabilities in 2001, 2000 or 1999 due to our net losses.

Financial Instruments

We invest excess funds not required for current operations primarily in money market funds or high-grade commercial paper. Market risk is estimated as the potential decrease in interest income resulting from a hypothetical one percent decrease in interest rates, which would result in an estimated annual interest income decrease of approximately $0.3 million.

Liquidity and Capital Resources

As of December 31, 2001, we had cash and cash equivalents totaling $17.4 million. Cash and cash equivalents consist primarily of money market funds with original maturities of less than three months.

Cash used in operating activities was $20.6 million, $9.0 million and $5.2 million during 2001, 2000 and 1999, respectively. Cash used in operating activities in 2001 was primarily due to a net loss of $23.6 million, an increase in inventories, and a decrease in accounts payable, offset in part by non-cash charges for stock compensation and depreciation. The increase in inventories reflects the commencement of product manufacturing to support sales of our product for the first time in 2001. The decrease in accounts payable is primarily a function of the timing of our payments to vendors. Cash used in operating activities in 2000 was primarily due to a net loss of $13.6 million offset in part by increases in accounts payable, accrued expenses and non-cash charges for stock compensation and depreciation. Cash used in operating activities in 1999 was primarily due to a net loss of $7.6 million partially offset by non-cash stock compensation expense and depreciation expense.

Cash used in investing activities was $2.3 million, $3.1 million and $0.2 million in 2001, 2000 and 1999, respectively. Cash used in investing activities was primarily due to capital expenditures. We have no significant commitments to purchase capital equipment as of December 31, 2001.

Cash provided by financing activities was $23.4 million, $25.9 million and $2.3 million in 2001, 2000 and 1999, respectively. In 2001, cash provided by financing activities was primarily generated through a private placement of 25,000 shares of Convertible, Redeemable Preferred Stock at a price of $1,000 per share. Net proceeds from the placement were approximately $23.4 million. Under terms of the offering, the Company issued 25,000 shares of its newly created class of Series E Convertible Preferred Stock. Each share of the Series E Preferred Stock is convertible into such number of shares of common stock as is determined by dividing (i) the stated value ($1,000) of the share of Series E Preferred Stock, which value is increased by a premium accruing daily at the annual rate of 4.75% of the stated value, by (ii) the conversion price, which is currently $9.50 per share. In connection with this private placement, the Company issued a warrant with an 18-month term to purchase up to 986,842 additional shares of the Company's common stock at $12.40 per share, and a warrant with a 24-month term to purchase up to 986,842 additional shares of the Company's common stock at $14.50 per share. In 2000, cash provided by financing activities was primarily generated through a private placement of 3,250,000 shares of common stock at a price of $8.00 per share through which we raised net proceeds of approximately $24.4 million. In 1999, cash provided by financing activities was primarily generated through a private placement of 840,000 shares of common stock at a price of $2.50 per share.

As stated above, cash and cash equivalents as of December 31, 2001 totaled $17.4 million. Based on currently anticipated 2002 operating expense levels, these cash and cash equivalents should be sufficient to fund our operating expenses for at least the next twelve months. However, if we breach certain covenants we made with the holders of our Series E Preferred Stock or if we fail to maintain the listing of our common stock on the Nasdaq SmallCap Market for any 60-day period after August 27, 2002, we will likely be required to redeem some or all of the outstanding shares of our Series E Preferred Stock. If a redemption of all of our Series E Preferred Stock were required by the holders of the Preferred Stock, the redemption value would be an amount in excess of $25 million. We do not currently have sufficient cash and cash equivalents to fund redemption of all of our Series E Preferred Stock. Accordingly, unless we raise additional capital, in the event that we do not maintain our Nasdaq SmallCap listing we may not be able to continue our operations and we may be forced to seek protection under U.S. bankruptcy laws. Further, on March 19, 2002, we received a notice from Nasdaq that we are out of compliance with Nasdaq's continued listing requirements, and we cannot assure you, based on our current financial condition, pending obligations and Nasdaq rules, that we will be able to maintain our Nasdaq SmallCap Market listing. Should we be unable to maintain our Nasdaq listing, we also will have to pay to the holders of the Series E Preferred Stock an amount equal to at least $0.25 million per month for each month that our common stock is not listed on the Nasdaq SmallCap Market. Also, we will likely need to raise additional capital in order to maintain the listing of our common stock on the Nasdaq SmallCap Market or in connection with the acquisitions of other technologies or businesses. However, there is no assurance that we will be able to raise additional capital or do so on terms acceptable to the Company. See "Factors That May Affect Future Results" below.

The following summarizes our contractual obligations, including purchase commitments at December 31, 2001, and the effect such obligations are expected to have on our liquidity and cash flow in future periods.

(In Thousands)

	2002	2003	2004	2005	2006
Operating leases	$ 422	$ 305	$ 312	$ 320	$ 52
Capital leases	148	67	-	-	-
Inventory purchase commitment	150	-	-	-	-
Total contractual cash obligations	$ 720	$ 372	$ 312	$ 320	$ 52

The above table does not include the effects on liquidity and cash flows that would result from either an optional or mandatory redemption of our Series E Preferred Stock. The amount of such a redemption, which would depend on the date of redemption, would require us to pay the Series E Preferred Stockholders in excess of $25 million. As discussed in Note 2 to the consolidated financial statements, certain events could result in our Series E Preferred Stockholders requiring redemption as early as October 27, 2002. If early redemption does not occur, these Series E Preferred shares are scheduled to either be converted or redeemed in 2004. The above table also does not include the $0.25 million per month we would have to pay our Series E Preferred Stockholders, in certain events, as described above and in Note 2 of the consolidated financial statements.

New Accounting Standards

In June 2001, the Financial Accounting Standards Board (FASB) approved Statements of Financial Accounting Standards ("SFAS") No. 141, "Business Combinations" and No. 142, "Goodwill and Other Intangible Assets." The statements eliminate the pooling-of-interests method of accounting for business combinations and require that goodwill and certain indefinite-lived intangible assets not be amortized. Instead, these assets will be reviewed for impairment at least annually with any related losses recognized when incurred. SFAS No. 141 is effective for business combinations completed after June 30, 2001. SFAS No. 142 is effective January 1, 2002 for existing goodwill and intangible assets and July 1, 2001 for business combinations completed after June 30, 2001. We do not expect adoption of these statements to affect our financial position or results of operations.

In August 2001, the FASB approved SFAS No. 143, "Accounting for Asset Retirement Obligations." This statement addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. SFAS No. 143 is effective for fiscal years beginning after June 15, 2002. This statement will affect any asset retirement obligations following our adoption in 2003.

In October 2001, the FASB approved SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." This statement addresses financial accounting and reporting for the impairment of long-lived assets and for long-lived assets to be disposed of and supercedes SFAS No. 121 and APB Opinion No. 30, "Reporting the Results of Operations – Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions." Statement No. 144 is effective for fiscal years beginning after December 15, 2001. We do not expect adoption of this statement to affect our financial position or results of operations.

Factors That May Affect Future Results

This Annual Report contains certain forward-looking statements within the meaning of the Private Securities Reform Act of 1995. When used in this report, the words "anticipates," "believes," "expects," "intends," "forecasts," "plans," "future," "strategy," or words of similar import are intended to identify forward-looking statements. Other statements of the Company's plans and objectives may also be considered to be forward-looking statements. Such statements are subject to certain risks and uncertainties, which could cause actual results to differ materially from those expressed in the forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. The Company undertakes no obligation to publish revised forward-looking statements to reflect the occurrence of unanticipated events or circumstances after the date hereof. The risks and uncertainties described below are not the only ones that we face. Additional risks and uncertainties not presently known to us, or that are currently deemed immaterial, may also impair our business operations. If any of these risks actually occur, our financial condition and operating results could be materially adversely affected. Readers are urged to carefully review and consider the various disclosures made in this Annual Report and in the Company's Form 10-K as well as the Company's other filings with the Securities and Exchange Commission.

Our common stock may be delisted from the Nasdaq SmallCap Market which, if such delisting were to occur, would materially and adversely affect our business and the price and liquidity of our common stock, as well as give the holders of Series E Preferred Stock certain rights to receive payments and, if we fail to maintain such listing for more than sixty days after August 27, 2002, then the holders of the outstanding shares of Series E Preferred Stock could require us to redeem such shares.

On March 19, 2002, we received a letter from the Nasdaq Stock Market, Inc. regarding our noncompliance with the qualification standards for continued listing of our common stock on the Nasdaq SmallCap Market as a result of the closing bid price of our common stock being less than $1.00 for thirty consecutive business days. Continued inclusion on the Nasdaq SmallCap Market requires us to meet several criteria, including (i) maintaining a minimum bid price for our common stock of $1.00 and (ii) that we either have stockholders equity of $2.5 million, a market capitalization of $35.0 million or net income of $500,000 in two of our last three most recently completed fiscal years. However, prior to November 1, 2002, so long as we maintain net tangible assets of at least $2.0 million, we will not be required to satisfy any of the criteria set forth in the preceding clause (ii) to maintain our listing.

With respect to the minimum bid price requirement, we will be able to maintain our listing if the closing bid price of our common stock meets or exceeds $1.00 for ten consecutive trading days during the 180 day period ending September 16, 2002 or if we are able to obtain an appropriate waiver from Nasdaq, although such a waiver can be difficult to obtain.

With respect to the market capitalization, net tangible assets or stockholders' equity requirement, we must have at a market capitalization of at least $35.0 million, stockholders' equity of at least $2.5 million or, until November 1, 2002, net tangible assets of at least $2.0 million or we will be subject to delisting regardless of the price of our common stock. Our market capitalization is currently less than $35.0 million. Although we met both of the net tangible assets and stockholders' equity requirements as of December 31, 2001, we will likely not be able to meet these requirements in the future unless we are able to raise additional capital through the sale of equity securities, engage in one or more acquisitions of technologies or businesses or complete a capital restructuring involving the Series E Preferred Stock. However, even if we are able to complete such a transaction, there can be no assurance that such a transaction will have a positive impact on our financial condition.

Although we intend to take aggressive action to maintain the listing of our common stock on the Nasdaq SmallCap Market, we can not assure you that we will be able to maintain such listing. If our common stock is delisted from the Nasdaq SmallCap Market, we will be in violation of certain covenants that we have with the holders of our outstanding shares of Series E Preferred Stock and give the holders of these shares certain rights. If our common stock were to be delisted, we will be required to pay to the holders of shares of Series E Preferred Stock a fee of approximately $250,000 or more per month for each month that we are not listed on the Nasdaq SmallCap Market. In addition, if we fail to continue to have our common stock listed on the Nasdaq SmallCap Market for more than sixty days after August 27, 2002, then the holders of the outstanding shares of Series E Preferred Stock could require us to redeem all or a portion of such shares. If we were required to redeem all of such outstanding shares, we would have to pay to the holders of these shares an amount in excess of $25.0 million in connection with this redemption. If such a redemption was required, we would need to raise additional capital to satisfy this obligation and there is no assurance we would be able to do so on terms acceptable to us, if at all. If we were not able to raise sufficient capital to effect a required redemption of our Series E Preferred Stock, we may be forced to cease operations and/or seek protection under bankruptcy laws which would materially and adversely affect the price of our common stock.

In addition, if our common stock is delisted from the Nasdaq SmallCap Market, any trading in our common stock would thereafter be conducted in the over-the-counter market in what are commonly referred to as the "pink sheets" or the National Association of Securities Dealers' "Electronic Bulletin Board." Consequently, the liquidity of our common stock would likely be impaired, not only in the number of shares which could be bought and sold, but also through delays in the timing of the transactions and a reduction in securities analyst and news media coverage, if any, that we receive. As a result, prices for the shares of our common stock may be lower than might otherwise prevail.

Holders of shares of our common stock are subject to potential dilution through the conversion of Series E Preferred Stock.

The outstanding shares of Series E Preferred Stock are currently convertible into shares of our common stock at a conversion price of $9.50 per share of common stock. However, the conversion price of the Series E Preferred Stock may be decreased in certain circumstances (which would result in an increase in the number of shares of common stock issued upon conversion of the Series E Preferred stock), including if we sell shares of our common stock in certain circumstances below the current conversion price of $9.50 or if we issue securities that are convertible into shares of common stock at an effective price of less than $9.50 per share. Because the current price of our common stock is well below $9.50 per share, if we raise additional capital by selling equity securities or instruments that are convertible into equity securities, such sales will likely be at an effective price below $9.50 per share, which would result in immediate and substantial dilution to the holders of our common stock.

In addition, if the Series E Preferred Stock is not converted into shares of our common stock prior to February 27, 2004, then unless the Company elects to redeem such shares of preferred stock at an aggregate price of approximately $28.6 million, it will automatically convert to common stock on that date at a conversion price based on the average market price of our common stock during ten of the fifteen trading days preceding that date. If the average market price of our common stock is lower than $9.50 during ten out these fifteen days, the conversion price will be lower than $9.50 and the number of shares of common stock into which the Series E Preferred Stock is convertible will increase, possibly by a substantial amount, which would dilute the percentage ownership of our existing shareholders.

If the conversion price results in the Series E Preferred Stock being converted into a number of shares of common stock in excess of 19.99% of the number of shares of common stock that were outstanding on February 27, 2001, we either have to receive the approval of our stockholders for this transaction or we will be required to redeem the portion of the Series E Preferred Stock that was convertible into a number of shares of common stock in excess of such 19.99% number. Any increase in the number of shares issued or issuable upon conversion of the Series E Preferred stock could adversely affect the market price of our common stock.

The terms of our Series E Preferred Stock provide the holders of such shares with redemption rights should certain covenants be breached and also may restrict our ability to engage in certain transactions and may otherwise adversely affect our business and the price of our common stock.

The terms of the Series E Preferred Stock require us to comply with certain covenants. If we breach certain of these covenants, the holder of the shares of Series E Preferred Stock could require us to redeem all or a portion of these shares. A breach of any of the following covenants gives the holder of the outstanding shares of Series E Preferred Stock a redemption right with respect to such shares:

- Keeping reserved at all times at least 200% of the number of shares of common stock that may be issuable upon the conversion of the shares of Series E Preferred Stock and exercise of the warrants that we issued in connection with the issuance of the Series E Preferred Stock;
- Filing all reports that we are required to file under the Exchange Act on a timely basis;
- Maintaining the registration of our common stock under the Exchange Act; and
- Using the proceeds that we received from the issuance of the Series E Preferred Stock only for permitted purposes.

The terms of the Series E Preferred Stock may also limit our ability to engage in certain transactions. We cannot merge, consolidate or sell substantially all of our assets except where the surviving corporation or acquiring entity, as applicable, assumes all of our obligations with respect to the Series E Preferred Stock. In the event we were to engage in a transaction and these obligations were not so assumed, the holders of the Series E Preferred Stock could treat such a transaction as a liquidation event and receive upon the consummation of such transaction an aggregate amount in excess of $25 million. This restriction, and the other terms of the Series E Preferred Stock may make us a less attractive acquisition target for another company which could result in lower prices for the shares of our common stock than might otherwise prevail.

We will likely need to raise additional capital that might not be available to us and, if raised, may dilute our existing investors' ownership interest in us.

As discussed in the risk factor above entitled "*Our common stock may be delisted from the Nasdaq SmallCap Market which, if such delisting were to occur, would materially and adversely affect our business and the price and liquidity of our common stock, as well as give the holders of Series E Preferred Stock certain rights to receive payments and, if we fail to maintain such listing for more than sixty days after August 27, 2002, then the holders of the outstanding shares of Series E Preferred Stock could require us to redeem such shares.* " we will likely need to engage in certain activities to maintain the listing of our common stock on Nasdaq or, if we fail to maintain such listing, to redeem shares of our Series E Preferred Stock. To the extent that we are required to use existing cash resources in connection with such activities, we will likely be required to raise additional capital to, among other things:

- Fund continued operations;
- Further develop or enhance our software and server appliances;
- Respond to competitive pressures or acquire complementary products and technologies; and
- Develop relationships with licensed manufacturers, original equipment manufacturers and channel partners.

Additional financing may not be available on terms that are acceptable to us or at all. The terms of our Series E Preferred Stock place restrictions on our ability to raise capital and any capital raising activity we engage in may result in substantial dilution to the holders of our common stock (see the risk factor entitled "*Holders of shares of our common stock are subject to potential dilution through the conversion of Series E Preferred Stock*" above). If we raise additional funds through the issuance of equity or convertible debt securities, these securities may have rights, preferences and privileges senior to those of our current stockholders which may adversely impact current stockholders. If adequate funds are not available on acceptable terms, our ability to fund our operations, take advantage of opportunities, develop or enhance products or services, expand or otherwise respond to competitive pressures would be significantly limited.

We cannot assure you that we will be able to generate revenues at a level that is sufficient to support our business.

With sales of our initial Lunar Flare NAS server appliance, we generated revenues from the sale of our products in the second quarter of 2001 for the first time since we sold the remaining assets associated with our enterprise server line of business in August 1999. Our third quarter 2001 revenues were not significantly higher than those generated in the second quarter of 2001 and our revenues in the fourth quarter were less than our revenues for each of the second and third quarters. For the full-year ended December 31, 2001, we generated a total of $270,000 in revenue. Although we currently anticipate additional revenues in 2002 from sales and service of Lunar Flare NAS and other server appliance products, we cannot assure you that we will be able to generate revenues at a level that is sufficient to support our business after existing cash and cash equivalents are utilized.

Further, Lunar Flare NAS and our other server appliance products utilize Illumina, our patented clustering software, which is a new type of software technology. We cannot be sure that we will sell a significant number of Lunar Flare NAS or other server appliances, nor can we be sure that anyone will buy our other Illumina-based products that we may develop. If demand for Lunar Flare NAS or any other Illumina-based products that we may develop fails to materialize, or if we are unable to enhance our products with additional features that our potential customers may desire, we will not be able to generate revenues at a level that is sufficient to support our business after existing cash and cash equivalents are utilized.

Software errors or failures found in our products may result in a delay in delivery of our products or loss of, or delay in, market acceptance of our products, which could materially adversely affect our operating results.

Software errors or failures found in our products may result in a delay in delivery of our products. Further, even though we have performed a significant amount of testing of our Illumina software and our Lunar Flare server appliances, they may still contain software errors or failures which are not detected or remedied until after we ship such products, which could result in loss of, or delay in, market acceptance, which could in turn materially adversely affect our operating results. Similarly, the additional features that we believe are needed for our existing products as well as other products we may develop may contain software errors or failures which may result in a delay in delivery of such features or products or which are not detected or remedied until after we ship such features or products. The occurrence of such errors in either Lunar Flare or other Illumina-based products could result in:

- The delay in delivery of these features or products;
- The loss of, or delay in, market acceptance and sales of these features or products;
- Diversion of development resources;
- Injury to our reputation; or
- Increased maintenance and warranty costs.

Moreover, because of the way customers may use our products, we may be subject to significant liability claims if our products do not work properly. Although the agreements we use to sell our Illumina-based products contain provisions designed to limit our exposure to potential product liability claims, it is possible that such limitation-of-liability provisions may not be effective as a result of existing or future laws or unfavorable judicial decisions. If we are found to be liable to defective product claims, such liability may have a harmful effect on our business and financial condition.

The success of our Lunar Flare NAS server appliances and other Illumina-based products depends upon market acceptance of our technology and products.

Due to the fact that we have been focusing our resources on developing products that utilize Illumina, our future financial performance will be largely dependent on the acceptance of our Illumina clustering software. We cannot assure you that the server appliance market, our target market for our clustering software, will accept Illumina or products utilizing it. Factors that may affect market acceptance of our products, some of which are beyond our control, include the following:

- Growth and changing requirements of the server appliance market;
- Availability, performance, quality, price, and total cost of ownership of our products;
- Availability, performance, quality, price, and total cost of ownership of competing products and technologies; and
- Successful development of relationships with licensed manufacturers, original equipment manufacturers and channel partners.

Our selling efforts to date have indicated that we will need to add additional features to our products in order to gain broader market acceptance of such products. While we are in the process of implementing features that we believe will increase demand for our products, we can not assure you that will be able to do so on a timely basis or that any features we do add will result in an increase in sales of our products. If customers do not purchase Lunar Flare NAS or our other Illumina-based products for any reason, our revenues and operating results will be adversely affected because we currently have no other products to sell.

We face risks of technological changes and changing customer needs that may render our products obsolete.

The markets we serve are characterized by rapid technological change, changing customer needs, frequent new product introductions and evolving industry standards. The introduction of products embodying new technologies and the emergence of new industry standards could render our products and software, including Lunar Flare NAS and Illumina, obsolete and unmarketable. Our future success will depend upon our ability to develop and introduce new products, including new software releases and enhancements, on a timely basis that keep pace with technological developments and emerging industry standards and address the increasingly sophisticated needs of our customers. We cannot assure you that we will be successful in developing and marketing new products that respond to technological changes or evolving industry standards. If we are unable, for technological or other reasons, to develop and introduce new products in a timely manner in response to changing market conditions or customer requirements, our operating results will be materially adversely affected.

Economic conditions may negatively impact market acceptance of our products and technology.

General economic conditions and market conditions specific to the technology, server appliance and network attached storage markets may negatively impact market acceptance of our products and technology. Current economic conditions have resulted in overall reduced IT spending and increased price and product competition within the server appliance market which we believe has negatively impacted the market acceptance of our technology. Should these current conditions continue, or should further adverse changes in the economy or in customer IT spending occur, the market acceptance of our products and technology would be negatively impacted.

We operate in an extremely competitive and rapidly changing marketplace, and many of our competitors have greater resources than us which may allow them to more quickly react to changes in the marketplace.

We operate in an extremely competitive and rapidly changing marketplace, and we cannot assure you that we can establish and maintain a competitive position against current and potential competitors, especially those with greater financial, marketing, service, support, technical and other resources. In addition, we expect that the market for Lunar Flare NAS, our initial server appliance targeting the network-attached storage market, will become consolidated with larger companies possibly being in a better position than us to compete in this rapidly changing marketplace. As the server appliance market continues to develop, a number of companies which have greater resources than us could attempt to increase their presence in this market by acquiring or forming strategic alliances with our competitors or potential business partners, which may better position these companies to take advantage of market conditions and increase their market share.

If we fail to establish sufficient direct and indirect sales channels for our products, our ability to generate revenue may be limited.

We currently sell our products directly to end users as well as through indirect sales channels. In order to grow our business, it will be necessary to further enhance and expand our recently established direct and indirect sales channels. We cannot assure you that we will be able to successfully market and sell our products directly to end users or that we will be able to do so profitably. To sell our Illumina-based products through distribution partnerships and other indirect sales channels, we will need to establish additional new relationships and significantly expand recently established relationships. Our failure to effectively establish new relationships or expand existing relationships on acceptable terms or in sufficient numbers could adversely affect our ability to introduce, market and sell our products successfully. Even if we do establish such distribution relationships, using other businesses to sell the products we are developing presents several risks to our business. These risks include our inability to control these distributors, our dependence upon their continued commercial success and financial stability, our ability to provide sufficient incentives to promote and sell our products, and the possibility that they may be unable to market or sell our products effectively. In addition, we anticipate our agreements with distribution partners will typically be non-exclusive, so they could carry competing product lines, devote their efforts to other products in different markets, reduce or discontinue sales of our products, fail to devote the resources necessary to provide effective sales and marketing support of our products or develop their own competing product lines.

We have a history of losses and expect to experience losses in the future.

Over the last five years, we have incurred significant net losses, including net losses of $23.6, $13.6 million and $7.6 million in 2001, 2000 and 1999, respectively. We expect to continue to have losses in the future. In addition, we had an accumulated deficit of $121.1 million as of December 31, 2001. We believe that our future growth depends upon the success and market acceptance of our Lunar Flare server appliances and other Illumina-based products, as well as our ability to develop new products and adopt successful marketing and sales strategies, all of which will require us to incur significant product development and sales and marketing expenses. We anticipate that we will continue to incur significant expenses in 2002 as we:

- Continue our product development activities;
- Enhance our existing products to satisfy market demand;
- Market and sell our products;
- Expand our distribution channels;
- Develop strategic partnerships and alliances with third parties;
- Create and market additional server appliance products based on Illumina; and
- Adjust our infrastructure.

As a result of our incurring these expenses, we will need to generate significant revenues to achieve profitability. If we do not significantly increase our revenues or if we fail to control our costs as we implement our business strategies, we may be unable to achieve and maintain profitability which would negatively impact the price of our common stock.

If growth in the Network-Attached-Storage ("NAS") market does not meet our expectations, our future financial performance could be negatively impacted.

We believe our future financial performance depends in part upon the growth in the NAS market. We expect that any revenues that we are able to generate from product sales in 2002 will come almost exclusively from Illumina-based products that are sold in the NAS marketplace. The market for NAS products, however, may not continue to grow at its historical rate and could possibly decline. Long-term trends in storage technology may change and competing technologies, such as storage area networks, may emerge as the preferred storage solution. If the NAS market grows more slowly than anticipated or declines, our business, financial condition and results of operations could be materially adversely affected.

We may be unable to hire and retain required, highly skilled managerial and technical personnel.

Our future success depends, in significant part, upon retaining the continued service and performance of our senior management, team members, consultants and other key personnel as well as our continued ability to attract and recruit qualified personnel. Losing the services of any member of our management team could impair our ability to effectively manage our company and to carry out our business plan. We also may need to hire additional sales, marketing, engineering, service and administrative personnel to grow our business and generate revenues. If we are unable to hire and retain these employees, our business and operations would be adversely affected. Competition for people with the skills we require is intense, and we cannot assure you that we will be able to hire such people or that we will be able to do so without offering these people salaries that are significantly higher than we have historically paid. Departures of existing personnel and additions of new personnel, including departures resulting from our 2001 restructuring actions, could disrupt our business and may result in the departure of other employees. We also depend on the continued service of our key personnel and even though we have entered into employment agreements with key management personnel, these agreements cannot prevent their departure.

We rely on contract manufacturers/integrators to produce our products and, if our manufacturers fail to meet our requirements, we may be unable to meet customer requirements and our business could be materially adversely affected.

Our arrangement with our contract manufacturer to produce our products currently does not guarantee production levels or manufacturing prices. This manufacturer may not have additional capacity available when we need it and they may experience shortages in supply of key components for an extended time, which would cause delays in the production of our products, prevent us from satisfying our contractual obligations and meeting customer expectations, and result in lost sales or customers. Also, commencing volume production or expanding production to another facility they operate may be expensive and time-consuming. In addition, commencement of the manufacturing of our products at additional manufacturing sites we may need in the future may cause transitional problems, including delays and quality control issues, which could cause us to lose sales and impair our ability to achieve profitability. We may need to find new or additional outside manufacturers to manufacture our products in higher volume and at lower cost to meet increased demand and competition. If we are required or choose to change outside manufacturers, we may lose sales and our business could be materially adversely affected.

Our business depends on the acceptance of operating system software for which we have no responsibility or control.

Our initial Lunar Flare NAS and other server appliance products utilize Linux as their operating system, which is not designed or manufactured by us. We anticipate that Lunar Flare NAS may in the future, after we further modify and enhance it, utilize Windows NT® and UNIX® operating systems, both of which are designed and manufactured by parties over whom we have no control. Similarly, we anticipate future Illumina-based products may also be designed to be used with the Linux, Windows NT® and UNIX® operating systems. Therefore, our business depends on the market acceptance of Linux, Windows NT® and UNIX® to run computer networks and the willingness of the manufacturers of these operating systems to continue to offer a quality product. Because we have no control over the market acceptance of any of this operating software or their manufacturers to continue to offer quality products that fulfill market demand, our ability to generate revenues will be largely dependent on the ability and desire of such manufacturers to continue to offer quality products that fulfill market demand.

Our reliance upon patents, domestic trademark laws and contractual provisions to protect our proprietary rights may not be sufficient to protect our intellectual property from others who may sell similar products.

Our products are differentiated from those of our competitors because we utilize Illumina, our internally developed software. If we fail to protect Illumina and our other intellectual property, other vendors could develop and sell products with features similar to ours, and this could reduce demand for our products. We have been granted one U.S. patent related to Illumina and we currently have seven additional United States patent applications pending with respect to Illumina to protect our intellectual property rights. We also rely on a combination of trade secret and other intellectual property law, nondisclosure agreements and other protective measures to establish and protect our proprietary rights in our intellectual property.

We believe that the steps we have taken to safeguard our intellectual property afford only limited protection. Others may develop technologies that are similar or superior to our technology or design around the patents and trade secrets we own. Despite the precautions we have taken, laws and contractual restrictions may not be sufficient to prevent misappropriation of our technology or deter others from developing similar technologies.

In addition, the laws of the countries in which we may market our services and solutions may offer little or no effective protection of our proprietary technology. Reverse engineering, unauthorized copying or other misappropriation of our patented, proprietary technology or disclosure as a result of the use of open source software, could enable third parties to benefit from our technology without paying us for it, which would significantly harm our business.

Others may assert intellectual property claims against us and our operating results would suffer if we were subject to a protracted infringement claim or if we become obligated to pay a significant damage award.

Substantial litigation regarding intellectual property rights and brand names exists in our industry. We expect that server appliance products may be increasingly subject to third-party infringement claims as the number of competitors in our industry segment grows and the functionality of products in different industry segments overlaps. We do not believe that our products employ technology that infringes any proprietary rights of third parties. However, third parties may claim that we infringe their intellectual property rights and such claims may be found to be valid. Any claims, with or without merit, could:

- Be time-consuming to defend;
- Result in costly litigation;
- Divert our management's attention and resources;
- Cause product shipment delays; and
- Require us to enter into royalty or licensing agreements.

If we are found to be infringing upon the rights of others, we could be forced to develop a non-infringing alternative that could be costly and time-consuming. We may also be required, if we are found to be infringing on the intellectual rights of others, to enter into royalty or licensing agreements with a third party, which agreements may not be available on terms acceptable to us. A valid claim by a third party of product infringement against us or our failure or inability to license the infringed or similar technology could adversely affect our business because we would not be able to sell the impacted product without redeveloping it or incurring significant additional expenses.

The accounting treatment for the Series E Preferred Stock conversion feature will result in significant, non-cash charges against income applicable to common stockholders

Accounting for the preferred stock conversion feature in accordance with Emerging Issues Task Force (EITF) issue No. 98-5 "Accounting for Convertible Securities with Beneficial Conversion Features or Contingently Adjustable Conversion Rates" and EITF Issue No. 00-27 "Application of Issue 98-5 to Certain Convertible Investments" resulted in the allocation of approximately $7.9 million of the net offering proceeds to a "beneficial conversion feature". This beneficial conversion feature will be amortized as a non-cash charge against stockholders' equity over the shorter of three years or the period during which the Preferred Stock remains outstanding. In addition, the Company will accrue a premium on the stated value of outstanding Preferred Stock, which is payable to the Preferred Stockholders in additional common stock upon conversion or in cash upon redemption of the Preferred Stock, at an annual rate of 4.75%. This premium will also be recorded as a non-cash charge against stockholders' equity. The charges against stockholders' equity resulting from the amortization of the beneficial conversion feature and accrual of the premium will reduce income (increase the loss) applicable to common stockholders, which will reduce income (increase the loss) per common share reported by the Company. If the Preferred Shares remain outstanding for their full three-year term, without adjustment of the conversion price as described above, charges to equity for amortization of the beneficial conversion feature and accrual of the premium would total approximately $11.5 million. If the conversion price is adjusted as described above, an increase in the number of shares issued or issuable upon conversion of the Series E Preferred Stock could result in increased charges against income applicable to common stockholders and could have a material adverse effect on the market price of our common stock. Additionally, if we fail to maintain our Nasdaq SmallCap Market listing, the period of time over which the charges for amortization of the beneficial conversion feature will be recorded will be much shorter and therefore much larger in the near-term.

We currently do not anticipate paying any cash dividends.

We currently intend to retain any future earnings for use in our business and do not anticipate paying any cash dividends in the foreseeable future. We will not be able to pay dividends in any form while there are shares of Series E Preferred Stock outstanding. Therefore, any gains from your investment in our common stock will have to come from an increase in its market price.

The market price of our common stock has fluctuated significantly in the past and will likely continue to do so in the future and any broad market fluctuations may materially adversely affect the market price of our common stock.

The market price of our common stock has been volatile in the past, and several factors could cause the price to fluctuate substantially in the future. These factors include:

- Successful and timely development and introduction of our products or enhancements to our products;
- The continued listing, or lack thereof, of our common stock on the Nasdaq SmallCap Market;
- Fluctuations in our operating results;
- Fluctuations in the valuation of companies perceived by investors to be comparable to us;
- A shortfall in revenues or earnings compared to securities analysts' expectations;
- Changes in analysts' recommendations or projections;
- Announcements of new products, applications or product enhancements by us or our competitors; and
- Changes in our relationships with our suppliers, channel partners and customers.

In addition, the stock market has recently experienced volatility that has particularly affected the market prices of equity securities of many technology companies and that often has been unrelated to the operating results of such companies. As a result, the market price of our common stock may fluctuate significantly in the future and any broad market fluctuations may materially adversely affect the market price of common stock. In the past, companies that have experienced volatility in the market price of their stock have been the subject of securities class action litigation. If we were the subject of securities class action litigation, it could result in substantial costs and a diversion of management's attention and resources.

Report of Management

To the Stockholders and
Board of Directors of
Tricord Systems, Inc.:

The management of Tricord Systems, Inc. is responsible for the preparation, integrity and objectivity of the financial statements and all other financial information included in this annual report. Management believes that the financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America, and that any amounts included herein which are based on estimates of the expected effects of events and transactions have been made with sound judgment and approved by qualified personnel.

Tricord maintains a system of internal controls to provide reasonable assurance that assets are safeguarded and that transactions and events are recorded properly. The system of internal controls is regularly reviewed, evaluated, and revised as necessary by management.

The financial statements in this report have been audited by the independent accounting firm of PricewaterhouseCoopers LLP. Their audits were conducted in accordance with auditing standards generally accepted in the United States of America and included an evaluation of our internal control system, as they considered necessary, to determine the extent of tests and audit procedures required for expressing an opinion on the Company's financial statements.

The Audit Committee of the Board of Directors is composed of Mr. Donald L. Lucas, Chairman, Mr. Tom R. Dillon and Mr. Louis C. Cole, who joined the Audit Committee in March 2002 replacing Mr. Yuval Almog. The Audit Committee meets periodically with the independent accountants and management to review accounting, auditing, internal control and financial reporting matters. The independent accountants have full and free access to the Audit Committee and its individual members at any time.

Keith T. Thorndyke
President and Chief Executive Officer

Steven E. Opdahl
Chief Financial Officer

Report of Independent Accountants

To the Board of Directors
and Stockholders of
Tricord Systems, Inc.

In our opinion, the accompanying consolidated balance sheets, and the related consolidated statements of operations, of cash flows and of stockholders' equity present fairly, in all material respects, the financial position of Tricord Systems, Inc. at December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the consolidated financial statements, as of March 19, 2002, the Company was notified that it did not meet the minimum requirements to maintain the listing of its common stock on the Nasdaq SmallCap Market. If the Company does not maintain this listing, the holders of the Company's Series E Preferred Stock will be entitled to substantial penalty payments and will have the right to require the Company to redeem the Series E Preferred shares as early as October 27, 2002. The Company's ability to prevent these events from occurring is dependent upon its avoiding the loss of its Nasdaq SmallCap Market listing, or Company management's ability to negotiate a more favorable resolution with the preferred stockholders. These matters raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 2. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty.

PricewaterhouseCoopers LLP

Minneapolis, Minnesota
January 18, 2002, except as to
Note 2 and the "Required Redemption"
Description in Note 5 for which the
Date is March 19, 2002

Tricord Systems, Inc.
Consolidated Statements of Operations

(in thousands, except per share data)	Year Ended December 31, 2001	2000	1999
Revenue	$ 270	$ -	$ -
Cost of sales and service	1,078	-	-
Gross margin	(808)	-	-
Operating expenses:			
Research and development	10,758	7,386	3,442
Sales and marketing	8,843	4,206	2,645
General and administrative	3,251	3,109	1,890
Restructuring	972	-	-
	23,824	14,701	7,977
Operating loss	(24,632)	(14,701)	(7,977)
Other income:			
Interest, net	986	971	216
Other, net	-	4	54
	986	975	270
Loss from continuing operations	(23,646)	(13,726)	(7,707)
Discontinued operations:			
Income from operations of legacy server business	-	-	228
Gain (loss) on disposal of legacy server business	-	146	(158)
Income from discontinued operations	-	146	70
Net loss	(23,646)	(13,580)	(7,637)
Beneficial conversion charge, Series E Preferred Stock	(1,739)	-	-
Premium on Series E Preferred Stock	(990)	-	-
Net loss applicable to common shares	$ (26,375)	$ (13,580)	$ (7,637)
Loss per share from continuing operations-basic and diluted	$ (1.08)	$ (0.60)	$ (0.39)
Income per share from discontinued operations - basic and diluted	$ -	$ 0.01	$ -
Net loss per share - basic and diluted	$ (1.08)	$ (0.59)	$ (0.39)
Weighted average common shares outstanding - basic and diluted	24,430	23,070	19,472

The accompanying notes are an integral part of the consolidated financial statements.

Tricord Systems, Inc.
Consolidated Balance Sheets

(In thousands, except per share data)	At December 31, 2001	At December 31, 2000
Assets		
Current assets:		
Cash and cash equivalents	$ 17,357	$ 16,825
Accounts receivable, net	82	-
Inventories	321	-
Other current assets	312	194
Total current assets	18,072	17,019
Equipment and improvements, net	2,180	3,114
Restricted cash	194	-
Total Assets	$ 20,446	$ 20,133
Liabilities and Stockholders' Equity		
Current liabilities:		
Accounts payable	$ 597	$ 1,521
Accrued payroll, benefits and related taxes	1,126	1,065
Other accrued expenses	597	123
Total current liabilities	2,320	2,709
Capital lease obligation, less current portion	64	112
Commitments and contingencies (Note 1, Note 5 and Note 6)		
Convertible, redeemable Series E Preferred Stock, $1,000 par value; 25 shares authorized, 25 issued and outstanding (redemption value at December 31, 2001 of $25,990)	11,781	-
Stockholders' equity:		
Common stock ,$.01 par value; 75,000 shares authorized, 24,697 and 24,278 shares outstanding	247	243
Additional paid-in capital	127,688	115,704
Unearned compensation	(524)	(1,151)
Accumulated deficit	(121,130)	(97,484)
Total stockholders' equity	6,281	17,312
Total Liabilities and Stockholders' Equity	$ 20,446	$ 20,133

The accompanying notes are an integral part of the consolidated financial statements.

Tricord Systems, Inc.
Consolidated Statements of Cash Flows

(In thousands)	Year Ended December 31, 2001	2000	1999
Cash flows from operating activities:			
Net loss	$ (23,646)	$ (13,580)	$ (7,637)
Adjustments to reconcile net loss to net cash used in operating activities:			
Stock compensation	582	2,110	2,208
Depreciation and amortization	3,125	570	227
Loss on disposal of equipment	15	25	-
Provision for losses on accounts receivable	31	-	(22)
(Gain) loss on sale of legacy server business	-	(146)	158
Provision for losses on inventories	214	-	-
Other	-	-	(42)
Changes in operating assets and liabilities:			
Accounts receivable	(113)	-	184
Inventories	(535)	-	333
Other current assets	(118)	(121)	12
Accounts payable	(924)	1,423	(169)
Accrued payroll, benefits and related taxes	99	759	37
Accrued restructuring expenses	211	-	-
Other accrued expenses	487	(68)	(513)
Net cash used in operating activities	(20,572)	(9,028)	(5,224)
Cash flows from investing activities:			
Capital expenditures	(2,128)	(3,255)	(282)
Restricted cash	(194)	-	-
Sale of legacy server business	-	146	49
Net cash used in investing activities	(2,322)	(3,109)	(233)
Cash flows from financing activities:			
Stock option and warrant exercises and stock purchase plan	130	1,502	224
Principal payments on capital lease obligations	(104)	-	-
Net proceeds from private placements	23,400	24,378	2,100
Net cash provided by financing activities	23,426	25,880	2,324
Net increase (decrease) in cash and cash equivalents	532	13,743	(3,133)
Cash and cash equivalents at beginning of year	16,825	3,082	6,215
Cash and cash equivalents at end of year	$ 17,357	$ 16,825	$ 3,082

The accompanying notes are an integral part of the consolidated financial statements.

Tricord Systems, Inc.
Consolidated Statements of Stockholders' Equity

(In thousands, except shares and percentages)

	Common Stock					
	Shares	Par Value	Additional Paid-In Capital	Unearned Compensation	Accumulated Deficit	Total Stockholders' Equity
Balances, December 31, 1998	18,961,012	$ 190	$ 87,483	$ (5,564)	$ (76,267)	$ 5,842
Sale of common stock and warrants	840,000	8	2,092	-	-	2,100
Exercise of stock options	249,253	4	435	-	-	439
Stock issued under employee stock purchase plan	22,809	-	22			22
Stock issued to employees and Directors	56,332	-	165	-	-	165
Amortization of unearned compensation	-	-	-	1,530	-	1,530
Stock options issued for services	39,872	-	90	-	-	90
Stock options issued for services	-	-	990	(639)	-	351
Net and comprehensive loss	-	-	-	-	(7,637)	(7,637)
Balances, December 31, 1999	20,169,278	$ 202	$ 91,277	$ (4,673)	$ (83,904)	$ 2,902
Sale of common stock	3,250,000	33	24,345	-	-	24,378
Exercise of stock options	812,690	8	683	-	-	691
Stock issued under employee stock purchase plan	11,116	-	24	-	-	24
Exercise of warrants	225,000	2	785	-	-	787
Stock issued to Directors	9,733	-	107	-	-	107
Amortization of unearned compensation	-	-	-	2,003	-	2,003
Stock options issued for services	-	-	2,120	(2,120)	-	-
Cancellation of stock options	-	-	(3,508)	3,508	-	-
Cancellation of restricted stock	(200,000)	(2)	(129)	131	-	-
Net and comprehensive loss	-	-	-	-	(13,580)	(13,580)
Balances, December 31, 2000	24,277,817	$ 243	$ 115,704	$ (1,151)	$ (97,484)	$ 17,312
Beneficial conversion feature, Series E preferred stock (Note 5)	-	-	7,892	-	-	7,892
Common stock warrants issued in connection with Series E preferred stock (Note 5)	-	-	6,456	-	-	6,456
Exercise of stock options	135,600	1	91	-	-	92
Stock issued under employee stock purchase plan	8,121	-	38	-	-	38
Stock issued to employees and Directors	275,437	3	345	-	-	348
Amortization of unearned compensation	-	-	-	518	-	518
Stock options issued for services	-	-	(109)	109	-	-
Amortization of Beneficial Conversion Feature, Preferred Stock	-	-	(1,739)	-	-	(1,739)
Accretion of 4.75% premium on Preferred Stock	-	-	(990)	-	-	(990)
Net and comprehensive loss	-	-	-	-	(23,646)	(23,646)
Balances, December 31, 2001	24,696,975	$ 247	$ 127,688	$ (524)	$ (121,130)	$ 6,281

The accompanying notes are an integral part of the consolidated financial statements.

Tricord Systems, Inc.
Notes to Consolidated Financial Statements
(In thousands, except share and per share data)

1. Business Description and Summary of Significant Accounting Policies

Business Description
Tricord Systems, Inc. designs, develops and markets clustered server appliances and software for content-intensive applications. The core of the Company's technology is the patented Illumina™ software that aggregates multiple appliances into a single cluster, managed as a single resource. The Company's appliances are designed to be virtually plug-and-play, and to offer seamless growth and continuous access to content with no downtime.

During 2001, in the quarter ended June 30, 2001, the Company commenced initial commercial shipments of its first server appliance, Lunar Flare™ NAS. Later in 2001, in the quarter ended December 31, 2001, the Company introduced a larger-capacity model of Lunar Flare NAS, as well as the Lunar Flare Application Appliance platform and a new release of Illumina software for Lunar Flare NAS and the Lunar Flare Application Appliance platform. During the year ended December 31, 2001, the Company generated revenues of $270 from the sale and service of its server appliance products.

During 2000, the Company did not generate any revenues as it focused on developing its software and related products.

Before focusing its efforts exclusively on the development of Illumina, the Company had historically engaged in the business of designing, manufacturing, marketing and supporting high-performance enterprise servers for use in mission critical applications principally running on Microsoft's Windows® NT® and Novell® NetWare®.

In August 1999, the Company sold all assets related to its enterprise server line of business ("legacy business"), except for existing trade accounts receivable, in exchange for the assumption of all liabilities of the legacy business. The Company has reported results of operations of the legacy business as discontinued operations for all periods presented.

From 1997 through the end of 2001, the Company raised approximately $53 million from several successful private placements while the Company expended approximately $38 million of cash on its operating activities and $6 million of cash on related capital expenditures. During this same period, the Company generated cumulative losses from continuing operations of approximately $54 million.

Principles of Consolidation
The consolidated financial statements include the accounts of the Company and its United Kingdom subsidiary. All intercompany accounts and transactions have been eliminated in consolidation.

Revenue Recognition
The Company recognizes revenues in accordance with the provisions of the American Institute of Certified Public Accountants Statement of Position ("SOP") 97-2, "Software Revenue Recognition", as amended by SOP 98-4 and SOP 98-9, as well as Technical Practice Aids issued from time to time by the American Institute of Certified Public Accountants, and in accordance with the Securities and Exchange Commission Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements." The Company licenses its products under non-cancelable

license agreements and provides related professional services, which includes general customer service support.

Revenues from end-users and resellers are recognized when a non-cancelable purchase order has been signed, the product has been shipped and accepted (and, if our customer is a reseller, the reseller has delivered the product to its customer), the fees are fixed or determinable and collection of the related receivable is considered probable. Revenues from products shipped under the Company's try-before-you-buy program are deferred until customer acceptance. In arrangements that include multiple elements (e.g. product and service subscription) the Company allocates the total arrangement fee using the residual method. Under the residual method the undiscounted fair value of the service subscription, as determined based upon the renewal rate for the service subscription is deferred and the remaining arrangement fee is recognized as described in this note.

Revenues from service subscriptions, which entitle customers to software updates and technical services, are recognized over the terms of the related contract.

Cash Equivalents
The Company considers all highly liquid investments acquired with original maturities of three months or less to be cash equivalents. Cash and cash equivalents at December 31, 2001 and 2000 are concentrated in money market accounts or high-grade commercial paper.

Significant Customers
The Company has five customers who represent 23%, 19%, 17%, 16% and 16%, respectively, of the Company's accounts receivable at December 31, 2001. There are no other customers who represent 10% or more of the Company's accounts receivable at December 31, 2001.

The Company has one customer, a reseller, who represents approximately 20% of revenues for the year ended December 31, 2001. There are no other customers who represent 10% or more of revenues for 2001.

Inventories
Inventories, which consist primarily of finished units, are stated at the lower of cost or market. Cost is determined using weighted average costs which approximate actual costs determined using the first-in, first-out method. Appropriate consideration is given to deterioration, obsolescence or other factors in the evaluation of net realizable value. In the fourth quarter of 2001, the Company recorded charges of $444 to cost of sales related to inventory write-downs primarily for excess and obsolete inventory resulting from decisions made in the fourth quarter regarding changes in production plans and disposition of older inventory items .

The Company has a non-exclusive integration agreement with a contract manufacturer to manufacture, integrate and assemble the Company's Lunar Flare server appliance. Under the agreement, the manufacturer supplies and assembles the hardware components that comprise Lunar Flare appliances, integrates the Company's Illumina aggregation software, provides testing services and drop-ships to the Company's channel partners and customers. All product purchases by the Company from the manufacturer are through purchase orders. The Company determines the minimum number of units of server appliances that the manufacturer builds and holds as finished goods, ready for shipment to the Company's customers. The Company provides a non-cancelable, non-returnable purchase order for all such finished goods inventory. In addition, the Company provides the manufacturer with a non-cancelable, non-returnable purchase order for unique parts (as defined by the agreement) to be purchased by the manufacturer for integration into the Company's server appliance. The Company is also required to reimburse the manufacturer for obsolete, unique and excess material (as defined) and related supplier cancellation charges because of actions by the Company, including cancellation of a purchase order, termination of the agreement or implementation of an engineering change order.

As of December 31, 2001, the Company had approximately $150 of component-level and finished goods purchase commitments to its contract manufacturer.

Equipment and Improvements
Equipment, furniture, purchased computer software applications and leasehold improvements are stated at cost and depreciated using the straight-line method over their estimated useful lives of generally two to five years. Property and equipment held under capital leases are stated at the present value of the minimum lease payments at the inception of the lease and are amortized using the straight-line method over the lesser of the life of the related assets or the term of the lease. The cost and accumulated amortization of property and equipment held under capital leases at December 31, 2001 is $311 and $126, respectively. Expenditures for maintenance and repairs that do not improve or extend the life of the respective assets are expensed as incurred. The cost and related accumulated depreciation or amortization of assets sold or disposed of are removed from the accounts and any resulting gain or loss is included in the determination of net income or loss.

Research and Development
Expenditures for research and development are charged to expense as incurred. Software development costs have been expensed as incurred. Such software development costs are required to be expensed until the point that technological feasibility and proven marketability of the product are established. Technological feasibility is established when a working model has been completed.

Stock-Based Compensation
In accordance with Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" (SFAS No. 123), the Company has elected to account for stock-based compensation using the intrinsic value method prescribed in Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations (APB Opinion No. 25). Accordingly, compensation cost for stock options granted to employees is measured as the excess, if any, of the fair value of the Company's stock at the date of the grant over the amount an employee must pay to acquire the stock. The Company accounts for stock-based compensation to nonemployees using the fair value method prescribed by SFAS No. 123. Compensation cost for stock options granted to nonemployees is measured based on the fair value of the option at the date of grant with the unvested portion revalued at each reporting period date. Compensation costs are amortized to operations over the underlying option vesting terms.

Discontinued Operations
In August 1999, the Company sold all remaining assets related to its legacy business. The sale of the legacy business resulted in an initial loss of $207 in 1999. Pursuant to the terms of the sale agreement, the Company was entitled to receive up to $200 of cash payments contingent upon the level of sales of Tricord server-related products and services from the date of sale through December 31, 2000. In 1999 the Company received contingent payments of approximately $49, which reduced the net loss from the sale of the legacy business to $158 for the year ended December 31, 1999. For the year ended December 31, 2000, the Company recorded a gain of $146 on disposal of the legacy server business consisting of $121 received in contingent payments and reversal of a previously recorded accrual of $25 for legacy business year 2000 issues.

Income Taxes
The Company accounts for income taxes using the asset and liability method. Deferred tax assets and liabilities are recorded based on differences between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes. A valuation allowance is provided to reduce deferred tax assets to the amount expected to be realized.

Income (Loss) Per Share
Loss per share from continuing operations for 2001 is computed by dividing net loss applicable to common shareholders by the weighted average number of common shares outstanding during

the period. Loss per share from continuing operations for 2000 and 1999 is computed by dividing loss from continuing operations by the weighted average number of common shares outstanding during each period. Income per share from discontinued operations is computed by dividing income from discontinued operations by the weighted average number of common shares outstanding during each period. Net loss per share is computed by dividing net loss applicable to common stockholders by the weighted average number of common shares outstanding during each period. Potentially dilutive common shares are excluded from the calculation of loss per share from continuing operations and net loss per share as their impact is antidilutive. Loss per share from continuing operations and net loss per share do not include common stock options and warrants ultimately exercisable for the purchase of approximately 15,000,000, 11,800,000 and 8,500,000 common shares as of December 31, 2001, 2000 and 1999, respectively. Loss per common share also does not reflect the approximately 2,725,000 common shares into which the Series E Preferred Stock could be converted as of December 31, 2001 because the effect would be antidilutive.

Disclosure about Fair Value of Financial Instruments
The carrying amounts of cash equivalents, accounts receivable, accounts payable and accrued liabilities approximate fair value because of the short-term maturities of these financial instruments. See Note 5 regarding Convertible, Redeemable Series E Preferred Stock.

Comprehensive Income (Loss)
The Company has no significant comprehensive income (loss) items other than net loss.

Recent Accounting Pronouncements
In June 2001, the Financial Accounting Standards Board (FASB) approved Statements of Financial Accounting Standards ("SFAS") No. 141, "Business Combinations" and No. 142, "Goodwill and Other Intangible Assets." The statements eliminate the pooling-of-interests method of accounting for business combinations and require that goodwill and certain indefinite-lived intangible assets not be amortized. Instead, these assets will be reviewed for impairment at least annually with any related losses recognized when incurred. SFAS No. 141 is effective for business combinations completed after June 30, 2001. SFAS No. 142 is effective January 1, 2002 for existing goodwill and intangible assets and July 1, 2001 for business combinations completed after June 30, 2001. The Company does not expect adoption of these statements to affect its financial position or results of operations.

In August 2001, the FASB approved SFAS No. 143, "Accounting for Asset Retirement Obligations." This statement addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. SFAS No. 143 is effective for fiscal years beginning after June 15, 2002. This statement will affect any asset retirement obligations following our adoption in 2003.

In October 2001, the FASB approved SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." This statement addresses financial accounting and reporting for the impairment of long-lived assets and for long-lived assets to be disposed of and supercedes SFAS No. 121 and APB Opinion No. 30, "Reporting the Results of Operations – Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions." Statement No. 144 is effective for fiscal years beginning after December 15, 2001. The Company does not expect adoption of this statement to affect its financial position or results of operations.

Use of Estimates
The preparation of the Company's consolidated financial statements in conformity with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. Going Concern

The Company's consolidated financial statements for the year ended December 31, 2001 have been prepared on a going concern basis, which contemplates the realization of assets and the settlement of liabilities and commitments in the normal course of business. On March 19, 2002, the Company received a letter from the Nasdaq Stock Market, Inc., regarding its noncompliance with the qualifications standards for continued listing of its common stock on the Nasdaq SmallCap Market as a result of the closing bid price of its common stock being less than $1.00 for thirty consecutive business days. As a result of this noncompliance, the Company may lose its listing on the Nasdaq SmallCap Market ("Nasdaq listing") if it does not achieve a closing bid price for its common stock of at least $1.00 for ten consecutive trading days during the 180 day period ending September 16, 2002. In addition, the Company could also lose its Nasdaq listing if the Company does not continue to meet Nasdaq's other continued listing requirements. If the Company does not maintain this Nasdaq listing, the holders of its Series E Preferred Stock will be entitled to monthly penalty payments of at least $250,000 beginning in the month of the delisting and, if the delisting continues for more than sixty days after August 27, 2002, to require the Company to redeem the Series E Preferred shares as early as October 27, 2002. Redemption of all Series E Preferred shares would require the Company to pay holders an amount in excess of $25 million. The Company's ability to avoid these events is dependent upon management's ability to avoid the loss of its Nasdaq listing or its ability to negotiate a more favorable resolution with the preferred stockholders, of which there can be no assurance. At December 31, 2001, the Company did not have sufficient cash and cash equivalents to fund a redemption of the Series E Preferred Stock. Accordingly, these matters raise substantial doubt about the Company's ability to continue as a going concern.

With respect to the minimum bid price requirement, the Company would maintain its listing if the closing bid price of its common stock meets or exceeds $1.00 for ten consecutive trading days during the 180 day period ending September 16, 2002 or if the Company is able to obtain an appropriate waiver from Nasdaq and the Company is in compliance with Nasdaq's other continued listing requirements. Management intends to take actions to maintain the Company's Nasdaq listing. However, there can be no assurance that Management will be successful in maintaining the Company's Nasdaq listing. In addition, there can be no assurance that the Company will be able to comply with other Nasdaq listing requirements, including but not limited to a requirement to maintain a market capitalization of at least $35.0 million, stockholders' equity of a least $2.5 million or, until November 1, 2002, net tangible assets of at least $2.0 million. Although the Company met the stockholders' equity and net tangible assets requirements as of December 31, 2001, the Company will likely not be able to meet the stockholders' equity and net tangible assets requirements in the future without raising additional equity capital and there can be no assurance that such additional capital will be available on terms acceptable to the Company or at all.

3. Supplemental Financial Statement Information

Supplemental Balance Sheet Information:

	December 31,			
	2001		2000	
Accounts receivable, net:				
Trade accounts receivable	$	113	$	-
Less allowance for doubtful accounts		(31)		-
	$	82	$	-
Equipment and improvements:				
Office equipment, computer software applications and leasehold improvements	$	3,285	$	2,337
Engineering equipment		2,191		1,694
		5,476		4,031
Less accumulated depreciation and amortization		(3,296)		(917)
	$	2,180	$	3,114
Other accrued expenses:				
Deferred service revenue	$	45	$	-
Warranty		45		-
Capital lease obligation, current portion		130		65
Restructuring		211		-
Inventory purchase commitment		118		
Other		48		58
	$	597	$	123

Supplemental Cash Flow Information:
During 2001, expenses of $348 were settled through the issuance of 275,437 shares of common stock of the Company to employees and directors. Also during 2001, the Company acquired $134 of equipment under capital leases. During 2001, the Company recorded amortization of Series E preferred stock beneficial conversion feature of $1,739 and accreted a premium on this preferred stock of $990 (see Note 5).

During 2001, interest paid was $52.

During 2000, expenses of $107 were settled through the issuance of 9,733 shares of common stock of the Company to directors. Also during 2000, the Company acquired $177 of equipment under capital leases.

During 2000, interest paid was $6

During 1999, $75 of accrued payroll obligations were settled through the issuance of 22,640 shares of common stock of the Company to employees. Also during 1999, expenses of $180 were settled through the issuance of 73,564 shares of common stock of the Company to directors and consultants.

During 1999, no interest was paid.

4. Restructuring and Other Charges

In 2001, the Company recorded restructuring charges of $972 related to workforce reductions of approximately 60 employees. The restructuring charges consist of severance-related costs including cash payments of $723 and non-cash charges of $249 related to common stock issued to affected employees. These severance-related costs were accrued in 2001, and the Company made all but approximately $211 of severance-related payments and stock distributions related to these restructurings during 2001. The Company expects the remaining amounts to be paid in early 2002.

	December 31, 2001
Restructuring accrual	
Accruals:	
Cash severance	$ 723
Non-cash severance	249
2001 Payments:	
Cash severance	(540)
Non-cash severance	(221)
	$ 211

In addition, the Company recorded other charges of approximately $0.1 million in research and development expenses, $0.6 million in sales and marketing expenses and $0.3 million in general and administrative expenses relating primarily to accelerated depreciation associated with changes in the estimated useful lives of certain computer software applications the Company discontinued use of in the third and fourth quarters of 2001.

5. Convertible, Redeemable Series E Preferred Stock

On February 27, 2001 the Company closed a private placement of $25.0 million in Series E Convertible Preferred Stock. Net cash proceeds from the placement were approximately $23.4 million, net of approximately $1.6 million of transaction costs. Under terms of the offering, the Company issued 25,000 shares of 4.75% Series E Convertible Preferred Stock ("Preferred Stock"). Each share of Preferred Stock is convertible into the number of shares of the Company's common stock that is equal to the stated value ($1,000) of each share plus accrued premium and default payments (if any) divided by the conversion price, which is currently $9.50, but is subject to adjustment in certain circumstances. As of December 31, 2001, the Preferred Stock was convertible into approximately 2,725,000 shares of common stock. In addition, the Company issued warrants to the Preferred Stockholders with an 18-month term to purchase up to 986,842 additional shares of the Company's common stock at $12.40 per share, and warrants with a 24-month term to purchase up to 986,842 additional shares of the Company's common stock at $14.50 per share. In addition, the Company issued warrants to the placement agent with a five-year term to purchase up to 110,526 shares of the Company's common stock at $9.50 per share.

Accounting for the preferred stock conversion feature in accordance with Emerging Issues Task Force (EITF) issue No. 98-5 "Accounting for Convertible Securities with Beneficial Conversion Features or Contingently Adjustable Conversion Rates" and EITF Issue No. 00-27 "Application of Issue 98-5 to Certain Convertible Investments" resulted in the allocation of approximately $7.9 million of the net offering proceeds to a "beneficial conversion feature". This beneficial conversion feature was initially recorded as an increase in additional paid-in capital and will be amortized using the effective interest method as a non-cash charge against stockholders' equity over the shorter of three years or the period during which the Preferred Stock remains outstanding. These charges will also increase the carrying value of the Preferred Stock. In addition, the Company will accrue a premium on the stated value of outstanding Preferred Stock, which is payable to the

Preferred Stockholders in additional common stock upon conversion or in cash upon redemption of the Preferred Stock, at an annual rate of 4.75%. This premium will also be recorded as a non-cash charge against stockholders' equity and an increase in the carrying value of Preferred Stock. The charges against stockholders' equity resulting from the amortization of the beneficial conversion feature and accrual of the premium will reduce income (increase the loss) applicable to common stockholders which will reduce income (increase the loss) per common share reported by the Company. If the Preferred Shares remain outstanding for their full three-year term, without adjustment of the conversion price as described below, charges to equity for amortization of the beneficial conversion feature and accrual of the premium would total approximately $11.5 million. During the year ended December 31, 2001, the Company recorded amortization of the beneficial conversion feature of $1,739 and accrued premium of $990.

The fair value of the warrants was measured using the Black-Scholes option-pricing model. The recorded value of the warrants of approximately $6.5 million, initially recorded as an increase in additional paid-in capital, reflects an allocation of the net proceeds of the offering based upon the relative fair values of the Preferred Stock and the warrants issued with the Preferred Stock.

Key terms of the Preferred Stock include the following:

Voting Rights. The holders of the Preferred Stock have no voting rights except as may be required by Delaware law.

Dividends. The holders of Preferred Stock are not entitled to the payment of dividends other than the 4.75% premium. The Company is prohibited from paying dividends to any other stockholders or from repurchasing or redeeming any other class of stock without the prior approval of the majority of the Preferred Stockholders.

Liquidation Preference. Upon any liquidation, dissolution or winding up of the affairs of the Company or any change in control of the Company, as defined, the holder of each share of Preferred Stock shall be entitled to be paid $1,000 per share plus all accrued premium amounts and any default payments due (as defined) (the "Liquidation Preference Amount") prior and in preference to any payment to holders of common stock. If the assets of the Company upon such event are insufficient to make such payment in full, then the holders of the Preferred Stock shall be entitled to pro rata distribution of all the assets of the Company.

Conversion. The holders of Preferred Stock may convert such stock into shares of common stock at any time until maturity (also see Forced Conversion at Maturity below).

Conversion Rate. The stated value of each share of the Preferred Stock ($1,000) plus any premium accrued at 4.75% and any default payments due (as defined) is convertible into common stock at $9.50 per share, subject to adjustment in certain circumstances ("Conversion Rate").

Adjustments to Conversion Rate. The Conversion Rate is subject to adjustment at maturity or upon certain future issuances of common stock or rights to acquire common stock (as defined) at a price less than $9.50 per share. Any adjustment to the conversion rate will result in an increase in the amount ascribed to the beneficial conversion feature discussed above.

Forced Conversion or Redemption at Maturity. Subject to certain limitations (as defined), any Preferred Stock remaining outstanding at February 27, 2004 shall be subject to a forced conversion unless the Company elects to redeem such outstanding Preferred Stock for the Liquidation Preference Amount. The conversion rate for the forced conversion shall be based upon the lowest average trading price of the Company's common stock for 10 of the last 15 trading days preceding February 27, 2004. Most rights, including the right to earn the 4.75% annual premium, shall cease for any shares of Preferred Stock remaining outstanding after February 27, 2004.

Early Forced Conversion. At any time after February 27, 2002, if the Company's common stock trades at an average price of at least $19 for 20 consecutive days and the Company has fulfilled certain registration requirements, the Company may require the holders of the Preferred Stock to convert their shares at the Conversion Rate.

Optional Redemption. At any time, if the Company has fulfilled certain registration requirements, the Company may elect to redeem any outstanding shares of Preferred Stock at a price per share equal to 115% of the Liquidation Preference Amount.

Potential Penalties. In the event that the company fails to maintain its Nasdaq SmallCap Market listing, the Company would be required to pay to the holders of the Series E Preferred Stock a fee of approximately $250 or more per month for each month that the Company was not listed on the Nasdaq SmallCap Market.

Required Redemption. In the event of certain defaults by the Company, which such defaults include, but are not limited to, a failure by the Company to issue shares of common stock upon conversion of the Preferred Stock, a failure to use the proceeds for permitted purposes, as defined, a failure to file all required SEC reports on a timely basis, or, beginning later in 2002, the failure of the Company to maintain the listing of its common stock on the Nasdaq SmallCap Market (or other required trading market) for any 60-day period any time after August 27,2002, the holders of the Preferred Stock may require the Company to redeem the Preferred Stock at the Liquidation Preference Amount or such other amount (as defined) to be determined at the date of the redemption. Also, under certain circumstances the Company may be required to obtain stockholders' approval to allow for issuance of additional shares of common stock upon conversion of the Preferred Stock. If such approval is not obtained, the Company may be required to redeem the portion of shares of Preferred Stock which cannot be converted into common stock due to the lack of stockholder consent. As discussed in Note 2, the Company does not presently meet the minimum requirements to maintain the listing of its common stock on the Nasdaq SmallCap Market and, accordingly, if this listing is not maintained, the Preferred Stock holders will be entitled to acquire the right to require redemption as discussed above. If future events permit the Preferred Stock holders to elect to exercise such redemption rights, the carrying value of the Preferred Stock would be increased from its carrying value ($11,781 at December 31, 2001) to its redemption value ($25,900 at December 31, 2001) by making a charge against stockholders' equity. Such a charge would also increase the net loss available to common stockholders. If this charge were required as of December 31, 2001, it would be $14,119.

Registration Rights. The Company is required to maintain an effective registration statement with the Securities and Exchange Commission (SEC) to cover the resale of the Company's common stock issuable upon the conversion of the Preferred Stock and the exercise of the warrants issued with the Preferred Stock.

6. Commitments and Contingencies

Leases

The Company leases office and certain equipment under cancelable and noncancelable operating leases expiring at various dates through 2006. The Company's Minneapolis headquarters facility lease has a five-year term and requires the Company to pay a pro rata share of the lessor's operating costs, including real estate taxes. In February 2000, the Company amended its headquarters facility lease to extend the term through August 2002.

In November 2000, the Company agreed to lease approximately 15,000 square feet of office space in Westminster, Colorado beginning February 2001. The lease for the Colorado facility expires in February 2006 and has a renewal option for five years. After the third lease year, the Company has the right to terminate this lease with six months prior notice with payment of three months rent and operating expenses, as well as certain other costs and fees associated with termination.

Rent expense under all leases was $564, $285 and $237 for the years 2001, 2000 and 1999, respectively. Rent expense for 2000 includes a reduction of $43 related to an adjustment of the

1999 accrual to the actual expense incurred for the Company's remaining rent obligations, net of estimated sublease rental income, for its Houston, Texas office, which the Company vacated during 1999.

As of December 31, 2001 future minimum lease payments due under noncancelable operating leases, excluding operating costs, are as follows:

2002	$ 422
2003	305
2004	312
2005	320
2006	52
Thereafter	-
	$ 1,411

The Company leases certain equipment under capital lease arrangements. At December 31, 2001, the Company has restricted cash of $194 that is maintained as collateral for an irrevocable letter of credit issued in favor of its telephone lease vendor. As of December 31, 2001 future minimum lease payments due under capital leases and present values of net minimum lease payments are as follows:

2002	$ 148
2003	67
Total minimum lease payments	215
Less: imputed interest	21
Present value of net minimum lease payments	$ 194

7. Income Taxes

As of December 31, 2001, the Company had generated domestic net operating loss carryforwards of approximately $118,000 for tax reporting purposes that may be offset against future taxable income. In addition, as of December 31, 2001, the Company also had available approximately $2,500 of research and experimentation tax credit carryovers available to reduce future income taxes. These net operating losses and credit carryforwards expire if not utilized by various dates between 2002 and 2021. The Company has other deferred tax assets at December 31, 2001 of approximately $840. Due to uncertainty as to the realizability of deferred tax assets, including loss and tax credit carryforwards, full valuation allowances have been established for the benefits associated with these carryforwards and other deferred tax assets as of December 31, 2001.

Under the Internal Revenue Code, certain stock transactions, including sales of stock and the granting of options and warrants to purchase stock, could limit the amount of net operating loss carryforwards that may be utilized on an annual basis to offset taxable income in future periods. If utilization is limited by such transactions, there is a greater likelihood that the net operating loss carryforwards may expire before they are utilized.

8. Benefit Plans

The Company has a defined contribution profit sharing plan covering all employees, which is intended to qualify under Section 401(k) of the Internal Revenue Code. Employee contributions are limited to 20% of their earnings, subject to yearly limitations. At the discretion of the Board of Directors, the Company may make profit sharing contributions, which are allocated to eligible employees based on their salary without regard to whether they have made any contributions to the plan, or matching contributions, which are allocated to eligible employees based upon the amount of contributions made to the plan during the year. The Company made $92, $43 and $24 of matching contributions for 2001, 2000 and 1999, respectively. The Company did not make any profit sharing contribution in 2001, 2000 or 1999.

9. Stockholders' Equity

Private Placements

In February 2001, the Company sold 25,000 shares of the Company's Series E Convertible Preferred Stock at a price of $1,000 per share to a private investor (See Note 5). The Company was obligated to file a registration statement to cover the resale of the common stock issuable upon conversion of the Preferred Stock and exercise of the warrants issued with the Preferred Stock. The Company filed the required registration statement and it was declared effective in June 2001.

In April 2000, the Company sold 3,250,000 shares of the Company's common stock at a price of $8.00 per share to a group of private investors. The common stock sold to the private investors was not initially registered by the Company and such stock was subject to certain restrictions on resale by the investors. The Company was obligated to file a registration statement to cover the resale of these shares of common stock. The Company filed the required registration statement and it was declared effective in August 2000. Additionally, all previous private placement investors' remaining shares were registered as a condition of their release of rights under the previous private placement agreements.

In July 1999, the Company sold 840,000 shares of the Company's common stock at a price of $2.50 per share to a group of private investors. The common stock sold to the private investors was not initially registered by the Company and such stock was subject to certain restrictions on resale by the investors. The investors had piggyback registration rights.

In December 1998, the Company sold 3,000,000 shares of the Company's common stock at a price of $1.00 per share to a group of private investors. These investors also received warrants to purchase an equal number of additional shares of common stock at an exercise price of $3.50 per share. The warrants were exercisable immediately and expire on December 15, 2003. At December 31, 2001, 225,000 of these warrants have been exercised. The common stock sold to the private investors was not initially registered by the Company and such stock was subject to certain restrictions on resale by the investors. The investors had piggyback registration rights and could request registration if the Company filed a registration statement for a public offering. In addition, the majority investor could demand registration by the Company under certain conditions and could cause the Company to use its best efforts to have a representative of such majority investor elected as a director of the Company.

Shareholders' Rights Plan

The Company maintains a shareholder rights plan, pursuant to which the Company declared a dividend distribution of one Preferred Share Purchase Right on each outstanding share of the Company's common stock. Each Right will entitle stockholders to purchase one one-thousandth of a share of the Company's Series A Junior Preferred Stock at an exercise price of $50.00, subject to adjustment. The description and terms of the Rights are set forth in a Rights Agreement dated October 24, 1994, as amended December 7, 1998 and January 30, 1999, between the Company and Wells Fargo Bank Minnesota, N.A., as Rights Agent. The rights will expire in October 2004.

10. Stock Compensation Plans

As of December 31, 2001, the Company has outstanding options for the purchase of 97,000 shares of common stock, which were granted to non-employee contractors. The Company records related compensation expenses based upon the fair value of the options during the period the contractors provide services. Such fair values are measured using the Black-Scholes option-pricing model. Compensation expense related to these options was $19, $1,149 and $351 during

2001, 2000 and 1999, respectively. As of December 31, 2001, the Company has recorded $13 unearned compensation related to 23,500 unvested options.

In 1998, the Company granted options for 2,895,000 shares of common stock, 2,240,615 of which were subject to shareholder approval due to the fact that no shares remained available for grant under the 1998 Stock Incentive Plan (the "1998 Plan"). The options granted subject to shareholder approval were recorded by the Company as unearned compensation in stockholders' equity in the amount of $5,252 as of December 31, 1998, which is equal to the aggregate difference between the market closing price of the Company's common stock on March 17, 1999 (the date of shareholder approval) and the option price at the date the options were granted. Compensation expense resulting from these options was $499, $803 and $1,343 for 2001, 2000, and 1999, respectively. During 2000, the Company reversed $1,989 of unearned stock compensation related to option holders who terminated employment and forfeited their unvested options. As of December 31, 2001, the Company has $511 of remaining unearned compensation related to these options.

Stock Option Plans

On February 20, 1998, the Company's Board of Directors established the 1998 Plan, which succeeds a prior plan that was terminated upon approval of the 1998 Plan by the Company's stockholders in May 1998. The 1998 Plan provides for grants of incentive and nonqualified stock options, stock appreciation rights, restricted stock awards, performance unit awards and stock bonus awards to officers, employees, non-employee consultants and independent contractors. The Company initially reserved 1,000,000 shares of common stock for issuance under the 1998 Plan, plus any unissued shares from previous stock option plans. On March 17, 1999, the Company's shareholders approved an increase in the number of shares reserved for issuance under the 1998 Plan from 1,000,000 to 5,000,000 shares and an increase in the per participant limitation in any fiscal year from 100,000 shares to 500,000 shares. On May 18, 2000, the Company's shareholders approved an increase in the number of shares reserved for issuance under the 1998 Plan from 5,000,000 to 8,000,000 shares. On May 10, 2001, the Company's shareholders approved an increase in the number of shares reserved for issuance under the 1998 Plan from 8,000,000 to 11,000,000 shares. The 1998 Plan terminates in 2008. Options may be granted to purchase shares of the Company's common stock at not less than the fair market value at the date of grant. Options generally become exercisable over periods of up to four years from the date of grant and expire within ten years from the date of grant.

On February 20, 1998, the Company's Board of Directors established the 1998 Non-Employee Director Stock Plan (the "1998 Director Plan"). The 1998 Director Plan replaced the 1995 Non-Employee Director Stock Plan, which expired in June 1997. The 1998 Director Plan provides for awards of options and common stock to directors who are not employees of the Company. The Company initially reserved 350,000 shares of common stock for issuance under the 1998 Director Plan, which terminates in 2003. On March 17, 1999, the Company's shareholders approved an increase in the number of shares reserved for issuance under the 1998 Director Plan from 350,000 to 550,000 shares. On May 18, 2000, the Company's shareholders approved an increase in the number of shares reserved for issuance under the 1998 Director Plan from 550,000 to 800,000 shares. The Company's 1998 Director Plan provides for the granting to all non-employee directors options to purchase common stock at the fair market value on the date of grant. Such grants generally become exercisable over periods of up to three years and expire within five years.

The following summarizes stock option activity during each of the three years in the period ended December 31, 2001:

	Number of Shares	Wtd. Avg. Exercise Price
Outstanding, December 31, 1998	5,563,994	$ 0.78
Granted	521,000	2.68
Canceled	(326,937)	1.58
Exercised	(249,253)	0.79
Outstanding, December 31, 1999	5,508,804	0.92
Granted	5,002,000	11.39
Canceled	(1,230,318)	3.11
Exercised	(812,690)	0.85
Outstanding, December 31, 2000	8,467,796	6.79
Granted	3,271,158	3.30
Canceled	(2,120,389)	9.08
Exercised	(135,600)	0.67
Outstanding, December 31, 2001	9,482,965	5.18

The following table summarized the stock options outstanding at December 31, 2001:

	Options Outstanding			Options Exercisable	
Exercise Price Range	Number of Options	Weighted Average Exercie Price	Weighted Average Remaining Contractual Life (in years)	Number of Options	Weighted Average Exercise Price
$0.50 - $2.00	4,525,320	$ 0.73	6.07	2,607,578	$ 0.73
$2.01 - $10.00	2,728,046	$ 5.20	8.30	1,112,238	$ 5.07
$10.01 - $22.25	2,229,599	$ 14.18	8.56	803,912	$ 14.13
	9,482,965			4,523,728	

Non-Plan Options
During 2000, stock options for the purchase of 250,000 common shares were granted to certain executive officers. These stock options were not issued from one of the Company's stock option plans. As of December 31, 2001 there were 250,000 of these options outstanding at exercise prices of $14.00 and $14.50, no options had been exercised and 218,750 options were exercisable.

Nonstatutory Stock Plan
On October 1, 2001, the Company's Board of Directors established the Nonstatutory Stock Option Plan ("Nonstatutory Plan"). The Nonstatutory Plan provides for grants of nonqualified stock options to officers and employees, non-employee consultants and independent contractors. The

Company initially reserved 250,000 shares of common stock for issuance under the Nonstatutory Plan. During 2001, stock options totaling 250,000 shares were granted under the Nonstatutory Plan. As of December 31, 2001, there were 250,000 options outstanding at an exercise price of $0.54, no options had been exercised and no options were exercisable.

Employee Stock Purchase Plan

On May 10, 2001, the Company's shareholders approved an increase in the number of shares reserved for issuance under the Employee Stock Purchase Plan (the "Purchase Plan") from 250,000 to 500,000 shares. Under the Purchase Plan, the Company's employees may purchase shares of the Company's common stock at a price equal to 85% of the lower of the fair market value of the stock as of the first or last day of an offering period, which can be three, six, nine or twelve months. The Company sold approximately 8,000, 11,000 and 23,000 shares under the Purchase Plan in 2001, 2000 and 1999, respectively.

Warrants

During 2001, the Company issued warrants for the purchase of 986,842 common shares at $12.40 per share, 986,842 common shares at $14.50 and 110,526 common shares at $9.50 per share in connection with its sale of Preferred Stock in February 2001 (See Note 5). All of these warrants were outstanding at December 31, 2001.The Company issued warrants for the purchase of 136,500 common shares at $8.00 per share during 2000 in connection with its sale of common stock in April 2000 as described above. All of these warrants were outstanding at December 31, 2001.

The Company issued warrants for the purchase of 3,000,000 common shares at $3.50 per share during 1998 in connection with its December 1998 sale of common stock as described above. During 2000, 225,000 of these warrants were exercised and 2,775,000 remained outstanding at December 31, 2001.

Accounting for Stock-Based Compensation Plans

The Company has continued to measure compensation cost for its employee grants under its stock incentive and option plans using the intrinsic-value-based method of accounting pursuant to APB Opinion No. 25 and related interpretations. Had the Company used the fair-value-based method of accounting for grants made under its stock option and incentive plans, net loss applicable to common shares and net loss per share would have been increased to the following pro forma amounts:

	2001	2000	1999
Net loss applicable to common shares			
As reported	$ (26,375)	$ (13,580)	$ (7,637)
Pro forma	(39,991)	(20,685)	(9,896)
Net loss per common share			
As reported	$ (1.08)	$ (0.59)	$ (0.39)
Pro forma	(1.64)	(0.90)	(0.51)

The weighted average grant-date fair value of the options granted in 2001, 2000 and 1999 was $2.59, $8.84, and $1.99 per share, respectively. The fair value was computed using the Black-Scholes option-pricing model. The assumptions used by the Company to compute the estimated fair value of options at the grant dates were as follows: the options were assumed to be exercised at the end of four years, which is generally the vesting period of the option grants; no dividends will be paid by the Company during the term of the options granted; cumulative stock price volatility ranged from approximately 113% to 119%; and the weighted average risk-free interest rate was 5.00%, 6.50% and 6.50% for 2001, 2000 and 1999, respectively. In addition, average forfeitures were assumed to be 13% for 2001 and 2% for 2000 and 1999.

11. Business Segments

During 2001, the Company operated in one business segment, server appliances.

12. Quarterly Financial Data (unaudited)

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
2001				
Net sales	$ -	$ 94	$ 110	$ 66
Gross profit	-	(81)	(189)	(538)
Net loss	(5,648)	(6,017)	(7,169)	(4,812)
Net loss applicable to common shares	(5,914)	(6,807)	(7,991)	(5,663)
Loss per share from continuing operations - basic and diluted	(0.24)	(0.28)	(0.33)	(0.23)
Net loss per share - basic and diluted	(0.24)	(0.28)	(0.33)	(0.23)
2000				
Loss from continuing operations	$ (2,237)	$ (3,146)	$ (3,379)	$ (4,964)
Income (loss) from discontinued operations	44	40	16	46
Net loss	(2,193)	(3,106)	(3,363)	(4,918)
Net loss applicable to common shares	(2,193)	(3,106)	(3,363)	(4,918)
Loss per share from continuing operations - basic and diluted	(0.11)	(0.13)	(0.14)	(0.20)
Income (loss) per share from discontinued operations - basic and diluted	-	-	-	-
Net loss per share - basic and diluted	(0.11)	(0.13)	(0.14)	(0.20)

Quarterly calculations of net income or loss per share are made discretely for each quarter during the fiscal year.

Investor Information

Notice of Annual Meeting

The annual meeting of stockholders will be held at the Radisson Hotel and Conference Center, 3131 Campus Drive, Plymouth, Minnesota, beginning at 10 a.m. CDT on May 14, 2002. A formal notice of the meeting, together with proxy statement and proxy, will be mailed on or about April 12, 2002 to stockholders of record on April 5, 2002.

Stockholders' Inquiries

Communications concerning transfer requirements, change of address and lost certificates should be directed to the Transfer Agent.

To meet the general information needs of shareholders and investors, Tricord Systems, Inc. maintains an investor relations department at its corporate headquarters. Inquiries are welcome by letter, telephone or email to: Investor Relations Department, Tricord Systems, Inc., 2905 Northwest Boulevard, Suite 20, Plymouth, Minnesota 55441; telephone (763) 551-6402; email ir@tricord.com.

Securities Listings

The Company's common stock is listed and traded on the Nasdaq SmallCap Market System. The Nasdaq trading symbol is TRCD.

Form 10-K

The Company will provide a copy of its most recent Annual Report and Form 10-K to any shareholder requesting a copy. Inquiries should be directed to the Investor Relations Department at the address above.

Transfer Agent and Registrar

Wells Fargo Bank Minnesota, N.A.
161 North Concord Exchange Street
South St. Paul, Minnesota 55075-1139
Telephone: (800) 468-9716

Common Stock Prices

The following table sets forth, for the periods indicated, the high and low closing sales prices per share for the Company's common stock as reported by the Nasdaq SmallCap Market. These prices do not include adjustments for retail mark-ups, markdowns or commissions.

	2001		2000	
	High	Low	High	Low
First quarter	$ 14.94	$ 5.50	$ 19.13	$ 4.31
Second quarter	5.75	2.10	18.06	5.81
Third quarter	2.89	0.50	22.94	11.75
Fourth quarter	1.76	0.55	21.25	6.66

On March 22, 2002, there were approximately 350 shareholders of record of the Company's common stock.

Dividends

The Company has not declared any cash dividends with respect to its common stock. The Company currently does not intend to declare or pay any cash dividends on the Company's common stock and there can be no assurance that the Company will ever declare or pay cash dividends on its common stock. So long as the Company has shares of Series E Preferred Stock outstanding, we are prohibited from paying or declaring dividends.

Corporate Information

Directors

Yuval Almog – President, CORAL Group, Inc.
Louis C. Cole – Private Investor
Tom R. Dillon – Vice President of Operations, Netflix.com Inc.
Donald L. Lucas – Private Investor
Fred G. Moore – President, Horison, Inc.
John J. Mitcham – Former CEO, Tricord Systems, Inc.
Keith T. Thorndyke – President and Chief Executive Officer Tricord Systems, Inc.

Committees of the Board of Directors

Finance and Audit Committee
Donald L. Lucas, Chairman
Louis C. Cole
Tom R. Dillon

Compensation Committee
Yuval Almog, Chairman
Donald L. Lucas

Nominating Committee
Yuval Almog
John J. Mitcham

Executive Officers
Keith T. Thorndyke – President and Chief Executive Officer
Dr. Alexander H. Frey – Senior Vice President and Chief Technical Officer
Ronald L. Brown – Vice President, Business and Corporate Development
Steven E. Opdahl – Chief Financial Officer
Charles E. Pearsall – Vice President, Operations
Robert H. Wilson – Vice President, Sales and Marketing
Kerry R. Yndestad – Vice President, Product Development

Corporate Headquarters

Plymouth, Minnesota

Independent Accountants

PricewaterhouseCoopers LLP
Minneapolis, Minnesota

Corporate Counsel

Oppenheimer Wolff & Donnelly LLP
Palo Alto, California

T R I C O R D

Tricord Systems, Inc.
2905 Northwest Boulevard, Suite 20
Plymouth, Minnesota 55441-2670
1-800-TRICORD